newgold™

Annual General Meeting of New Gold Inc.

Management Information Circular

March 22, 2013

Growing Together

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular (“Circular”) has been prepared for the holders of common shares (“shareholders”) of New Gold Inc. (“New Gold” or the “Company”) in connection with the solicitation of proxies by the management of New Gold for use at New Gold’s Annual General Meeting of shareholders to be held on May 1, 2013 (“Meeting”). References in this Circular to the Meeting include any adjournment(s) or postponement(s).  While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold.  The Company will also be using the services of Kingsdale Shareholder Services Inc. to solicit proxies.  Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at    1-866-581-1477.  All costs of this solicitation, anticipated to be C$32,500, will be borne by New Gold.

Notice and Access Process

New Gold has decided to use the notice and access model (“Notice and Access”) provided for under recent amendments to National Instrument 54-101 for the delivery of the Circular, financial statements for the year ended December 31, 2012 and Management’s Discussion and Analysis (collectively, the “Meeting Materials”) to shareholders for the Meeting. New Gold has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice (“Notice”) with information on the Meeting date, location and purpose, as well as information on how they may access the Meeting Materials electronically.

Shareholders with existing instructions on their account to receive printed materials and those shareholders with addresses outside of Canada and the United States will receive a printed copy of the Meeting Materials with the Notice.

As provided in the Notice, the Meeting will be held on Wednesday, May 1, 2013 at 4:00 pm (Eastern Daylight Time) at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, for the purposes described on pages 5 to 15 of this Circular, under the title - “Particulars of Matters to be Acted on at the Meeting”.

The record date for the Meeting is March 22, 2013.  The record date is the date for determining the shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment.  The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is by 4:00 pm (Eastern Daylight Time) on April 29, 2013, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

New Gold urges shareholders to review this Circular before voting.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date this Circular was filed on SEDAR. Registered shareholders may make their request through New Gold’s website, www.newgold.com, or by calling 1-888-315-9715.

Non-registered shareholders may make their request online at www.ProxyVote.com or by telephone at 1-877-907-7643 by entering the 12-digit control number located on the voting instruction form and following the instructions provided. To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, New Gold must receive requests for printed copies at least five business days in advance of the proxy deposit date and time.

Effective Date

Unless otherwise stated, the information contained in this Circular is as at March 21, 2013.

Currency

All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.  Canadian dollars are referred to as “C$”.  Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$1.0004 for 2012, C$1.00 = US$1.0117 for 2011 and C$1.00 = US$0.9709 for 2010, being the average noon rate quoted by the Bank of Canada for each respective year.

Voting Process – Registered Shareholders

Appointment of Proxies

The persons named in the form of proxy provided to registered shareholders with the Notice are officers and/or directors of New Gold.  A shareholder can appoint another person, who need not be a shareholder, to represent such shareholder at the Meeting by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy.

A shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank.  The common shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Voting common shares

Registered shareholders at the close of business on March 22, 2013 may vote in person at the Meeting or by proxy as follows:

By telephone:
Call the toll free number indicated on the proxy form and follow the instructions.  If you choose the telephone, you cannot appoint any person other than the officers named on the form of proxy as your proxy holder.

On the internet:
Go to the website indicated on the proxy form and follow the instructions on the screen.  If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the form of proxy.  Complete your voting instructions and date and submit the form.  Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

By mail:
Complete the form of proxy and return it in the envelope provided.  If you return your proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy.  Complete your voting instructions and date and sign the form.  Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

Deadline for receipt of proxies

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is by 4:00 pm (Eastern Daylight Time) on April 29, 2013, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Revocation of Proxies

A proxy submitted under this solicitation may be revoked by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited either:

(i)
at the registered office of New Gold (New Gold Inc., Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Attention: Corporate Secretary) at any time up to and including the last business day before the day of the Meeting; or

(ii)	with the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening or in any other manner permitted by law.

A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, the relevant common shares will be voted in favour of the passing of all the resolutions described below.

The form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting Process – Non-Registered Shareholders

Only registered shareholders of New Gold or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most shareholders of New Gold are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares.

Common shares beneficially owned by a Non-Registered Shareholder are registered either:

(i)
in the name of an intermediary (“Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares of New Gold (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, New Gold has distributed copies of the Notice and the form of proxy (which includes a place to request copies of the Circular and annual and/or interim financial statements and Management’s Discussion and Analysis (“MD&A”) or to waive the receipt of the Circular or annual and/or interim financial statements and MD&A) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Notice and, if applicable, the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Notice and any Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Notice and any Meeting Materials will either:

(i)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form; or

(ii)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares of New Gold that they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons listed in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive the Notice and any Meeting Materials and to vote, which has been given to an Intermediary, by written notice to the Intermediary at any time up to seven days before the Meeting.  An Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive the Notice and any Meeting Materials and to vote which is not received by the Intermediary at least seven days before the Meeting.

Voting Securities and Principal Shareholders

As at the date of this Circular, 476,801,223 common shares in the capital of New Gold were issued and outstanding.  Each common share entitles the holder to one vote on all matters to be acted on at the Meeting.  The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting is March 22, 2013.  Each registered shareholder on the record date will be entitled to vote at the Meeting or any adjournment.  All such registered shareholders are entitled to attend and vote in person at the Meeting the common shares held by them or, provided a completed and executed proxy has been delivered to New Gold’s transfer agent within the time specified in the Notice, to attend and vote by proxy at the Meeting the common shares held by them.

To the knowledge of the directors and executive officers of New Gold, as at the date of this Circular, no person or company, other than Van Eck Associates Corporation (“Van Eck”), beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.  According to public filings with United States Securities and Exchange Commission, as at the date of this Circular, Van Eck held 51,620,702 common shares of New Gold, which represents 10.8% of the common shares issued and outstanding.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

1.	Board Size Resolution

The Company’s Articles require that the Board consist of the greater of three directors or the number set by ordinary resolution.  At the Meeting, the eight persons named below will be proposed for election as directors of New Gold.  New Gold is asking shareholders to set, by ordinary resolution, the number of directors of New Gold at eight.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR setting the Board size to eight persons.

2.	Election of Directors

At the Meeting, the eight persons named in the table below will be proposed for election as directors of New Gold (“Nominees”).

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the Nominees.

Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.  Each director elected will hold office until the close of the first annual general meeting of shareholders of New Gold following his election or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of New Gold.

The board of directors of New Gold (“Board”) has adopted a policy (“Majority Voting Policy”) stipulating that if the common shares voted in favour of the election of a Nominee at a shareholders’ meeting represent less than a majority of the common shares voted and withheld, the Nominee will submit his resignation promptly after such meeting for the Corporate Governance and Nominating Committee’s consideration.  After reviewing the matter, the Corporate Governance and Nominating Committee will make a recommendation to the Board, and the Board’s subsequent decision to accept or reject the resignation offer will be publicly disclosed.  The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations regarding the resignation offer.  The Majority Voting Policy does not apply in circumstances involving contested director elections.

The following table contains brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, independence status, age, principal occupation, date they first became a director of New Gold, areas of expertise and number of common shares, other securities and stock options beneficially owned by each Nominee.

The statement as to the common shares, other securities and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at March 21, 2013 in each instance has been reviewed by the Nominee concerned.

THE HONOURABLE DAVID EMERSON
David Emerson P.C., OBC is a Corporate Director, Public Policy Advisor and serves as a senior advisor to CAI Managers, a private equity fund. He has served as a minister in the Government of Canada including Minister of Foreign Affairs, Minister of International Trade and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was President and CEO of Canfor Corporation, President and CEO of the Vancouver International Airport Authority and Chairman and CEO of Canadian Western Bank. Mr. Emerson serves on the boards of directors of Finning International Inc., Stantec Inc. and is Chair of Maple Leaf Foods Inc.  In addition, Mr. Emerson is Co-chair, Prime Minister’s Advisory Committee on the Public Service. Mr. Emerson is a recipient of the Order of British Columbia and the Peter Lougheed Award of Excellence in Public Policy.  Mr. Emerson holds bachelors and masters degrees in economics from the University of Alberta and a doctorate in Economics from Queen’s University. Mr. Emerson’s principal occupation is as a corporate director and public policy advisor.
Areas of Expertise:  Accounting & Finance; Corporate Governance; Public Company Board; Management; Government Relations.

Common Shares and DSU Held
British Columbia, Canada Age: 67	Date	Common Shares Held (#)(1)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(2)
Director since:	March 21, 2013	5,000	3,991	8,991	86,305
July 1, 2012
Other Securities Held
Independent	Nil

Options Held
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(3)
	August 10, 2012	August 10, 2017	10.34	20,300	0
	Total At-Risk Value of Common Shares, DSU and Options				86,305

Voting Results(5) :
N/A

	Board and Committee Membership 2012(6)		Attendance	Other Public Board Memberships
	Board		3 of 3	Finning International Inc.
	Audit Committee		2 of 2	(since December 2008)
	Corporate Governance, Chair		1 of 1	Stantec Inc. (since July 2009)
Maple Leaf Foods Inc. (since May 2012)

JAMES ESTEY
James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman.  He serves on the boards of Range Royalty Management Ltd. and Gibson Energy Inc.  He also serves on the boards of The Estey Centre for Law and Economics in International Trade and St. Clements School and is on the Advisory Board of the Edwards School of Business.  Mr. Estey’s principal occupation is as a Corporate Director.
Areas of Expertise:  Accounting & Finance; Corporate Governance; Public Company Board; Management.

	Common Shares and DSU Held
Ontario, Canada Age: 60	Date	Common Shares Held (#)(1)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(2)
Director since:	March 21, 2013	209,000	28,079	237,079	2,275,720
July 8, 2008
	Other Securities Held
Independent					At-Risk Value ($)
	7% Senior Notes due 2020				250,000

	Options Held
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(3)
	May 10, 2012	May 10, 2017	8.54	24,600	30,988
	June 8, 2011	June 8, 2016	9.59	18,700	4,383
	May 11, 2010	May 11, 2015	5.93	28,000	106,634
	June 2, 2009	June 2, 2014	3.21	68,000	4,017
	July 8, 2008	July 7, 2013	7.84	34,450	4,017
	Total At-Risk Value of Common Shares, DSU and Options				2,675,759

	Voting Results(5):
	Year	For	Withheld
	2012	80.42%	19.58%
	2011	87.62%	12.38%
	2010	99.83%	0.17%

	Board and Committee Membership 2012(6)		Attendance	Other Public Board Memberships
	Board		5 of 5	Gibson Energy Inc. (since August 2011)
	Audit Committee, Chair		4 of 4
	Compensation Committee		1 of 1
	Corporate Governance		1 of 1

ROBERT GALLAGHER

Robert Gallagher’s principal occupation is President and Chief Executive Officer of New Gold.  Mr. Gallagher has worked in the mining industry for over 35 years and spent 15 years with Placer Dome Inc. and from August 2000 to December 2007 with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific.  Before the June 2008 business combination of Peak Gold, Metallica and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold from February 2008.
Areas of Expertise:  Mining Industry & Operations; Accounting & Finance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Government Relations and Legal.

	Common Shares, RSU and PSU Held
British Columbia, Canada Age: 62	Date	Common Shares Held (#)(1)	RSU Held (#)	PSU Held (#)	Total Common Shares and RSU/PSU(#)	At-Risk Value of Common Shares and DSU ($)(2)
	March 21, 2013	255,060	83,334	93,000	431,394	4,140,949
Director since:	Other Securities Held
June 30, 2008	Nil
	Options Held
Non-Independent	Date Granted	Expiry Date	Exercise Price (C$)		Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(3)
	February 13 , 2013(4)	February 13, 2018	10.01		189,000	0
	February 10, 2012	February 10, 2017	11.87		350,000	0
	January 26, 2011	January 26, 2018	7.67		400,000	843,696
	June 2, 2009	June 2, 2016	3.21		840,000	5,430,121
	February 17, 2009	February 17, 2016	2.71		380,000	2,642,018
	July 8, 2008	July 7, 2013	7.84		230,000	446,944
	Total At-Risk Value of Common Shares, RSU, PSU and Options					13,503,728
	Voting Results(5):
	Year	For	Withheld
	2012	92.54%	7.46%
	2011	97.20%	2.80%
	2010	99.85%	0.15%
	Board and Committee Membership 2012		Attendance		Other Public Board Memberships
	Board		5 of 5		Southern Arc Minerals (since 2010)
					Dynasty Gold Corp. (since 2009)

VAHAN KOLOLIAN
Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). From 1990 to 2000, he was co-founder and President of Polar Capital Corporation and from 2002 to 2011, he was Chairman of KK Precision Inc., a private engineering and manufacturing company.  Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public mineral exploration company.  Mr. Kololian holds BA and LL.B. degrees.  Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together and promote dialogue among Canadians of differing ethnicities whose homelands are in conflict with one another. Mr. Kololian’s principal occupation is Managing Partner of TerraNova Partners LP.
Areas of Expertise:  Accounting & Finance; Health, Safety, Environment & Risk Management; Corporate Governance; Public Company Board; Management; Legal.

	Common Shares and DSU Held
Ontario, Canada Age: 59	Date	Common Shares Held (#)(1)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(2)
Director since:	March 21, 2013	1,125,001	10,098	1,135,099	10,895,810
June 1, 2009
	Other Securities Held
Independent	Nil

	Options Held
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(3)
	May 10, 2012	May 10, 2017	8.54	24,600	30,988
	June 8, 2011	June 8, 2016	9.59	18,700	4,383
	May 11, 2010	May 11, 2015	5.93	28,000	106,634
	June 2, 2009	June 2, 2014	3.21	68,000	439,581
	Total At-Risk Value of Common Shares, DSU and Options				11,477,395

	Voting Results(5):
	Year	For	Withheld
	2012	97.97%	2.03%
	2011	99.81%	0.19%
	2010	99.75%	0.25%

	Board and Committee Membership 2012(6)		Attendance	Other Public Board Memberships
	Board		5 of 5	Manicouagan Minerals Inc. (since 2001)
	Audit Committee		2 of 2
	Corporate Governance		1 of 1
	Compensation Committee, Chair		2 of 2
	HSE&CSR Committee		2 of 2

MARTYN KONIG

Martyn Konig has over 30 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig’s principal occupation is Chief Investment Officer for T Wealth Management SA, the private family office for partners and senior management of the Trafigura Group.  Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.
Areas of Expertise:  Mining Industry and Operations, Accounting & Finance; Health, Safety, Environment & Risk Management; Corporate Governance; Public Company Board; Management; Legal.

	Common Shares and DSU Held
Jersey, British Isles Age: 55	Date	Common Shares Held (#)(1)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(2)
	March 21, 2013	150,000	22,743	172,743	1,658,159
Director since:
June 1, 2009	Other Securities Held
	Nil
Independent
	Options Held
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(3)
	May 10, 2012	May 10, 2017	8.54	24,600	30,988
	June 8, 2011	June 8, 2016	9.59	18,700	4,383
	May 11, 2010	May 11, 2015	5.93	28,000	106,634
	June 2, 2009	June 2, 2014	3.21	68,000	439,581
	Total At-Risk Value of Common Shares, DSU and Options				2,239,745

	Voting Results(5):
	Year	For	Withheld
	2012	95.68%	4.32%
	2011	99.14%	0.86%
	2010	99.85%	0.15%

	Board and Committee Membership 2012(6)		Attendance	Other Public Board Memberships
	Board		5 of 5	N/A
	Audit Committee		4 of 4
	Compensation Committee, Chair		3 of 3
	HSE&CSR Committee		1 of 1

PIERRE LASSONDE
Pierre Lassonde is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective as at November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation.  Mr. Lassonde’s principal occupation is Chairman of Franco-Nevada Corporation.
Areas of Expertise:   Mining Industry and Operations, Accounting & Finance; Corporate Governance; Risk Management; Public Company Board; Management.

	Common Shares and DSU Held
Ontario, Canada Age: 65	Date	Common Shares Held (#)(1)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(2)
Director since:	March 21, 2013	6,500,000	9,930	6,509,930	62,488,786
June 30, 2008
	Other Securities Held				At-Risk Value ($)
Independent	7% Senior Notes due 2020				5,000,000

	Options Held
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(3)
	May 10, 2012	May 10, 2017	8.54	24,600	30,988
	June 8, 2011	June 8, 2016	9.59	18,700	4,383
	May 11, 2010	May 11, 2015	5.93	28,000	106,634
	June 2, 2009	June 2, 2014	3.21	68,000	439,581
	July 8, 2008	July 8, 2013	7.84	34,450	66,944
	Total At-Risk Value of Common Shares, DSU and Options				68,137,316

	Voting Results(5):
	Year	For	Withheld
	2012	97.97%	2.03%
	2011	99.82%	0.18%
	2010	99.77%	0.23%

	Board and Committee Membership 2012(6)		Attendance	Other Public Board Memberships
	Board		5 of 5	Franco-Nevada Corporation (since 2007)
	Compensation Committee		3 of 3	Enghouse Systems Limited (since 2000)
	Corporate Governance		2 of 2

RANDALL OLIPHANT
Randall Oliphant’s principal occupation is Executive Chairman of New Gold.  Mr. Oliphant is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), and serves on the boards of WesternZagros Resources Ltd. and Franco-Nevada Corporation. Since 2003, Mr. Oliphant has served on the boards of a number of public and private companies and not-for-profit organizations. From 1999 to 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation.  From 2006 to 2009, he was Chairman of Western Goldfields Inc.  Until the spring of 2011 he was also President and Chief Executive Officer of Silver Bear Resources Inc. of which he remains a director. Mr. Oliphant is a Chartered Accountant.
Areas of Expertise:  Mining Industry and Operations, Accounting & Finance; Corporate Governance; Risk Management; Public Company Board; Management.

Common Shares and DSU Held
Ontario, Canada Age: 53	Date	Common Shares Held (#)(1)	RSU Held (#)	PSU Held (#)	Total Common Shares and RSU/PSU(#)	At-Risk Value of Common Shares and DSU ($)(2)
Director since:	March 21, 2013	4,570,855	100,000	144,000	4,814,855	46,217,769
June 1, 2009
Other Securities Held
Non-Independent	Nil

Options Held
Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(3)
February 13 , 2013(4)	February 13, 2018	10.01	290,000	0
February 10, 2012	February 10, 2017	11.87	500,000	0
January 26, 2011	January 26, 2018	7.67	500,000	1,054,620
June 2, 2009	June 2, 2016	3.21	1,500,000	9,696,645
Total At-Risk Value of Common Shares, RSU, PSU and Options	56,969,034

Voting Results(5):
Year	For	Withheld
2012	92.40%	7.60%
2011	97.14%	2.86%
2010	96.28%	3.72%

Board and Committee Membership 2012(6)	Attendance	Other Public Board Memberships
Board	5 of 5	Franco-Nevada Corporation (since 2007)
WesternZagros Resources Ltd. (since 2007)
Silver Bear Resources Inc. (since 2004)

RAYMOND THRELKELD
Raymond Threlkeld has over 32 years of mineral industry experience.  Mr. Threlkeld’s principal occupation is President and Chief Executive Officer of Rainy River Resources Ltd. From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc.  From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005 Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience.
Areas of Expertise:  Mining Industry and Operations; Health, Safety, Environment & Risk Management; Public Company Board; Management.

	Common Shares and DSU Held
North Carolina, United States Age: 66	Date	Common Shares Held (#)(1)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(2)
	March 21, 2013	121,159	4,965	126,124	1,210,664
Director since:
June 1, 2009	Other Securities Held
	Nil
Independent
	Options Held
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(3)
	May 10, 2012	May 10, 2017	8.54	24,600	30,988
	June 8, 2011	June 8, 2016	9.59	18,700	4,383
	May 11, 2010	May 11, 2015	5.93	28,000	106,634
	Total At-Risk Value of Common Shares, DSU and Options				1,352,668

	Voting Results(5):
	Year	For	Withheld
	2012	79.80%	20.20%
	2011	86.25%	13.75%
	2010	99.78%	0.22%

	Board and Committee Membership 2012(6)		Attendance	Other Public Board Memberships
	Board		5 of 5	Rainy River Resources Ltd. (since 2009)
	HSE&CSR Committee		2 of 2

Notes:

(1)	Represents common shares beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised as at March 21, 2013.

(2)
At-risk value of common shares is calculated using the closing price of the Company’s common shares on the TSX on March 21, 2013 of C$9.83 and converted to United States dollars; at-risk value of DSU/Share Units is calculated using the closing price of the Company’s common shares on the TSX on March 21, 2013 of C$9.83, and converted to United States dollars.  All values are converted at an exchange rate of C$1.00 = US$0.9765, being the noon rate quoted by the Bank of Canada on March 21, 2013.

(3)
Calculated using the closing price of the common shares on the TSX on March 21, 2013 of C$9.83 and subtracting the exercise price of in-the-money stock options, and converted to United States dollars at an exchange rate of C$1.00 = US$0.9765 being the noon rate quoted by the Bank of Canada on March 21, 2013.  The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the common shares on the date of exercise.

(4)	Includes options granted on February 13, 2013, for performance in 2012.

(5)	Annual voting results for last three years in which the director was nominated for appointment to the Board.

(6)	Attendance by each director at Board and Committee meetings is based on the number of meetings each director was eligible to attend during 2012.

Various changes were made to the membership of the Board’s standing committees effective May 2, 2012 when Mr. Craig Nelsen ceased to be a director of the Company after he did not stand for re-election at the Company’s Annual General and Special Meeting.  Further, Mr. Emerson was appointed as a member of the Audit Committee and Chair of the Corporate Governance and Nominating Committee following his appointment as a director effective July 1, 2012.

Mr. Emerson was eligible to attend three Board meetings, two Audit Committee meetings and one Corporate Governance and Nominating Committee meeting during 2012.

Mr. Estey ceased to be a member of the Corporate Governance and Nominating Committee and was appointed as a member of the Compensation Committee, for which he was eligible to attend one meeting during 2012.

Mr. Kololian ceased to be a member of the Audit Committee and Compensation Committee and was appointed as a member of the Corporate Governance and Nominating Committee, for which he was eligible to attend one meeting during 2012.

Mr. Konig was appointed as a member of the Health, Safety, Environment and Corporate Social Responsibility Committee, for which he was eligible to attend one meeting during 2012.

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee has, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Circular, no Nominee:

(i)
is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Kololian, who was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on or about June 23, 2010;

(ii)
has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(iii)	has been subject to

a.
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

	b.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a Nominee.

Additional Information regarding the Board

For additional information regarding New Gold’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive Compensation – Director Compensation” and “Corporate Governance Practices”.

3.	Appointment of Auditor

Shareholders will be asked to consider and, if thought fit to pass, an ordinary resolution to appoint Deloitte LLP as auditor of New Gold to hold office until the close of the next annual general meeting of New Gold.  It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. Deloitte LLP was first appointed as auditor of New Gold on July 8, 2008.  Additional information with respect to our auditor can be found in our latest Annual Information Form available at www.sedar.com.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte LLP as auditor of New Gold until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.

STATEMENT OF EXECUTIVE COMPENSATION

In this section, the individuals in the “Summary Compensation Table” are referred to as the named executive officers (“NEOs”).

Compensation Discussion and Analysis

New Gold is an intermediate gold producer with a portfolio of assets in the United States, Mexico, Australia, Canada and Chile.  As part of its business strategy, New Gold is focused on:

(a)	executing on operational targets (safety, cost, production, environment, and social responsibility);

(b)	maintaining a strong financial position;

(c)	enhancing value through project development and continuous improvement of its existing operations; and

(d)	disciplined growth through additional, value-enhancing, merger and acquisition opportunities.

The objective of New Gold’s executive compensation program is to support these goals by attracting and retaining talented employees through competitive compensation, paying for performance, aligning compensation with shareholders’ interests and providing the flexibility necessary to accommodate the needs of New Gold in the different business conditions in which it operates.

In particular, New Gold’s executive compensation program is designed to support the Company’s growth by rewarding:

(a)	individual skill and experience of executives;

(b)	individual and corporate performance; and

(c)	long-term performance of New Gold’s share price.

Role of the Compensation Committee

The Compensation Committee is comprised of Martyn Konig (Chair), Pierre Lassonde and James Estey, who are each independent directors.  The Compensation Committee assists the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans.  The Compensation Committee’s responsibilities include, among other things:

(a)	ensuring that the Company has programs to attract and develop executive officers of the highest calibre and a process to provide for the orderly succession of executive officers; and

(b)
reviewing and approving corporate goals and objectives relevant to the compensation of executive officers and, based on performance against those goals and objectives, recommending to the Board the annual salary, bonus and other benefits, direct and indirect, of executive officers.

In addition, the Compensation Committee is responsible for establishing a clear and concise compensation philosophy for the Company.  New Gold’s executive compensation philosophy is as follows:

(a)	salaries will be benchmarked to the median of the market compensation data, which means that executive officers should not expect automatic annual salary increases;

(b)	New Gold’s compensation will be focused on performance-based bonuses and equity; and

(c)	compensation packages will include salary, performance-based bonus, stock options and performance share units (“PSU”).

Elements of NEO Compensation

Compensation of NEOs for the financial year ended December 31, 2012 included base salary, annual performance-based bonus, stock options, PSU and other annual compensation such as health and retirement benefits.  The following table lists each element of the Company’s executive compensation program and summarizes why New Gold chooses to pay each element.

Element of Compensation	Purpose of Element
Base Salary
Base salaries are fixed and therefore not subject to uncertainty.  Base salaries are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits.

Annual Bonus
While base salaries are fixed, annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company.  Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance.

Stock Options	Stock options are variable elements of compensation intended to reward NEOs’ success in achieving sustained, long-term profitability and increases in stock value.
PSU (1)
PSU are variable elements of compensation intended to reward NEOs’ success in achieving sustained, long-term profitability, increases in stock value and comparatively better performance than the S&P/TSX Global Gold index.

Element of Compensation	Purpose of Element
Benefits Plans - including medical, dental, life insurance, disability insurance, and a group RRSP for Canadian employees
The Company’s benefits plans provide financial reassurance to NEOs in the event of illness, disability or death.  The group RRSP is provided to assist individuals in saving for retirement.  Benefits plans during 2012 were provided to NEOs on the same basis as other employees in the applicable jurisdiction, except for annual health assessments that have been available for executives since 2008.

(1)
PSU were granted to NEOs in respect of their performance in 2012.  Restricted Share Units (“RSU”) were granted to the Executive Chairman and the President and Chief Executive Officer in 2011 in relation to performance in 2010.  There were no RSU granted to NEOs for their performance in 2011 or 2012.

Benchmarking

The Compensation Committee believes that it is appropriate to establish compensation levels based largely on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, New Gold can assess if its compensation is competitive in the marketplace for its talent, as well as measure its reasonableness.

New Gold reviewed the actual compensation paid to executives of the following companies, which are similar in size and scope to New Gold, as reported in their annual executive compensation disclosures.  All of the companies are gold producers with at least one asset in production, with operations of similar size and scope to New Gold and with comparable market capitalization. In addition, New Gold referenced the compensation data of companies with annual revenues ranging from $500 million to $2.5 billion provided in the Mining Industry Salary Surveys published jointly by Coopers Consulting Ltd. (“Coopers Consulting”) and PricewaterhouseCoopers.

Comparative Company	Corporate Head Office Location
Agnico-Eagle Mines Limited	Toronto, Ontario
Alamos Gold Inc.	Toronto, Ontario
Alacer Gold Corp.	Englewood, Colorado, United States
AuRico Gold Inc.	Toronto, Ontario
Centerra Gold Inc.	Toronto, Ontario
Eldorado Gold Corporation	Vancouver, British Columbia
IAMGold Corporation	Toronto, Ontario
Osisko Mining Corporation	Montreal, Quebec
Yamana Gold Inc.	Toronto, Ontario

Outside Consultants

New Gold purchased compensation surveys related to the mining industry from Coopers Consulting in 2011 and 2012. The surveys are generally published in July of each year.

New Gold engaged Towers Watson, in the first quarter of 2011, to provide an analysis of executive long term incentive plans.  Towers Watson also provided New Gold with market compensation data for executive level positions in 2011 and 2012, as well as general industry compensation surveys.

In 2012 New Gold engaged Hugessen Consulting Inc. (“Hugessen Consulting”) to review New Gold’s executive compensation practices.

Other than described above, Towers Watson, Coopers Consulting and Hugessen Consulting did not provide any other services to New Gold during 2012.

Consultant	Financial Year ending December 31	Executive Compensation-Related Fees ($) (1)	All Other Fees ($)
Hugessen Consulting	2012	126,634	Nil
	2011	Nil	Nil
Towers Watson	2012	25,344(2)	Nil
	2011	48,358	Nil
Coopers Consulting	2012	6,002	Nil
	2011	7,252	Nil

(1)
Consulting fees were charged in Canadian dollars and converted at an exchange rate of C$1.00 = US$1.0004 for 2012 and C$1.00 = US$1.0017 for 2011, being the average noon rate quoted by the Bank of Canada for each respective year.

(2)	Towers Watson fee for 2012 includes $8,797 paid in 2012 relating to services provided in 2011.

Compensation Elements

Below is a description of why New Gold currently chooses to pay each element of executive compensation and how New Gold determines the amount to be paid for each element.

Base Salary

To ensure New Gold will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain at the median for comparable companies.

New Gold endeavours to pay the salaries of its NEOs at the median compensation of comparable companies while providing greater compensation upside using performance-based compensation components such as performance-based bonuses and stock options.  However, there will be occasions when it pays an executive a base salary above or below the median depending on the individual skills and experience of the executive.  New Gold may also take into account the compensation paid to other executives at a similar level when determining compensation.

Annual Performance-Based Cash Incentives

Bonuses paid in early 2013 for 2012 performance were determined by considering a number of factors, including the following corporate performance factors:

Performance Factor	Performance Goal	Result	Wtg(1)
Disciplined Growth:	At the New Afton Mine; achieve commercial production (defined as mill throughput of 6,600 tonnes of ore per day) by August 1, 2012, with Project Capital Cost in line with budget. Achieve mill throughput of 11,000 tonnes of ore per day by year end.	• Commercial production (defined as mill throughput of 6,600 tonnes of ore per day) was achieved before August 1, 2012. • Mill throughput of over 11,000 tonnes per day was achieved during the third quarter of 2012 and mill throughput of over 12,000 tonnes per day was achieved during October 2012. • The project was completed within 10% of budgeted costs.	30%

Performance Factor	Performance Goal	Result	Wtg(1)
Disciplined Growth:	At the Blackwater Project; complete 200,000 metres of drilling, complete the Preliminary Economic Assessment (PEA) and the Project Description in the third quarter of 2012.	• Total drilling to year end was 270,301 metres. • NI 43-101 compliant Preliminary Economic Assessment (PEA) was completed on September 20, 2012 with the related Technical Report filed on SEDAR in October 2012. • Project Description filed in September and accepted by both the Federal and Provincial Agencies in November, initiating the Environmental Assessment process.	20%
	Increase gold resource inventory from existing properties, before depletion, by one million ounces with weighting factors of 1.0 for reserve ounces, 0.5 for measured and indicated resource ounces and 0.25 for inferred resource ounces. This translates to 1,000,000 ounces of reserves, or 2,000,000 ounces of measured and indicated resources, or 4,000,000 ounces of inferred resource, or a combination of the above.	• Increased measured and indicated gold resource by 2.6 million ounces.	10%
Operational Execution:	Achieve planned production and cash costs at forecast foreign exchange and copper/gold/silver prices.	• Production and cash costs were 411,892 ounces of gold at $421 per ounce, consistent with 2012 guidance.	25%
	Implement the standard safety system at all sites while achieving a 10% year on year reduction in Total Reportable Injury Frequency Rate and an 85% completion of target leading indicators during the second through fourth quarters of the year.
• 6% reduction of total Reportable Injury Frequency Rate.   In addition, lost time injury frequency, an indicator of more serious injuries, was reduced by 23%.  Lost time injury rates compared to the mining average industry rates in all locations where our operations are located are currently 71% below average.
• Standard safety system was defined by mid-year and eight of its 15 core elements were implemented across all sites by the end of 2012.  The remaining seven elements will be detailed and implemented during 2013.  Target leading indicators were not established until the end of the second quarter, with performance measured against the indicators starting on September 1, 2012.  During the period September 1 – December 31, 2012, New Gold’s projects and operations achieved 87.5% completion of the targeted lead indicators.
			5%
	Achieve Level B rating for the Global Reporting Initiative.	• Level B rating for the Global Reporting Initiative has been achieved: confirmed by a third party (Canadian Business for Social Responsibility).	5%

Performance Factor	Performance Goal	Result	Wtg(1)
Management Succession:	Employ a senior operations executive with the experience and ability to lead New Gold’s operating assets and to be a strong contributor to New Gold’s growth process.	• Ernest Mast appointed as Vice President, Operations on July 15, 2012.	5%

Progress succession planning to a point where all positions managing sizeable teams at the General Manager and higher levels have at least one potential successor in place and ready for promotion within a two year time frame.

• All positions where departments have teams large enough to accommodate a successor, including all general management positions at our operations, have at least one successor.

(1)	Weighting given to each performance factor in determining bonus payments for performance in 2012.

(2)
“Total cash costs” per gold ounce is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.  Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is an accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs then divided by gold ounces sold to arrive at the total cash costs per ounce sold.  Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. See page 37 of the Company’s MD&A for the year ended December 31, 2012, posted on the Company’s website www.newgold.com, for further discussion.

(3)	Total Reportable Injuries = fatalities, lost time, restricted duty and medical treatment injuries.

Actual bonus payments were determined by referencing amounts prescribed in the employment contracts of the NEOs, as applicable, and bonus target awards expressed as a percentage of annual salary, benchmarked against the salary survey data and comparator group described above. A summary of the bonus amounts prescribed in employment contracts (where applicable), the resulting target award percentages and the actual bonuses paid for the financial year ended December 31, 2012 for each NEO is set out below.  The Board, on the recommendation of the Compensation Committee, exercised its discretion in considering other factors, such as the completion of two successful high yield financings during 2012 which raised $800 million in determining the annual bonus payments for 2012.

Name and position	Annual salary (at December 31, 2012) ($)	Minimum amount specified in employment contract (where applicable)	Target award as % of annual salary(1)	Bonus amount paid ($)	Bonus amount as % of annual salary (at December 31, 2012)
Randall Oliphant Executive Chairman	650,260	A minimum bonus of one-third of annual salary	125%	1,500,600	231%
Robert Gallagher President and Chief Executive Officer	650,260	A minimum bonus of one-third of annual salary	125%	800,320	123%
Brian Penny Executive Vice President and Chief Financial Officer	400,160	n/a	100%	500,200	125%
Ernest Mast, Vice President, Operations(2)	174,236	n/a	80%	185,074	106%
Hannes Portmann, Vice President, Corporate Development	260,104	n/a	80%	300,120	115%

(1)	New Gold reviewed the target award as a percentage of annual salary against the practices of its peer companies and has increased the 2012 targets for each NEO as listed in the table above.

(2)	Mr. Mast was appointed Vice President, Operations on July 15, 2012. Salary shown is pro-rated.

Other Compensation – Perquisites

During the financial year ended December 31, 2012, Ernest Mast received perquisites associated with his relocation from Panama to Vancouver to take up the role of Vice President, Operations.  In addition, Mr. Mast also received a signing bonus, and contributions to a group RRSP and non-registered investment account. In the aggregate such perquisites were greater than $50,000 or 10% of his pro-rated salary.  No other NEO received any perquisites which in aggregate were greater than $50,000 or 10% of the respective NEO’s salary.

Stock Options

In March 2011, New Gold adopted the New Gold Inc. Stock Option Plan 2011 (“2011 Plan”).  The general purpose of the 2011 Plan is to advance the interests of New Gold by providing Eligible Persons with incentives to maximize shareholder value and to attract and reward long term commitments to New Gold by Eligible Persons.  Options granted under the 2011 Plan expire not later than the fifth anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board.  New Gold has a practice of not having options vest earlier than 12 months from the grant date. See “Securities Authorized for Issuance under Equity Compensation Plans”.

The Compensation Committee recommends stock option awards to the Board after considering input from management.  The Compensation Committee considers external benchmarking data as well as individual performance of the NEO, individual option holdings, whether they are in-the-money or not, and the total number of stock options outstanding in making decisions or recommendations for option grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual stock option awards up to 50,000 options to non-executive officers and other employees.  Option awards in excess of 50,000 options or to executive officers require approval by the Board.

New Gold has a policy that provides for annual grants to be made at, or shortly after, a meeting of the Compensation Committee in the first quarter of each year.  Expected value is calculated using a Black-Scholes valuation methodology consistent with the methodology for valuing stock options for New Gold’s stock-based compensation expense in its financial statements.  Expected value as a percentage of annual salary varies depending on an individual’s level within the organization and is determined based on benchmarking against a comparator group of companies as listed under the heading “Benchmarking”.

The Board approved, on the recommendation of the Compensation Committee, the grant of the following stock options on February 13, 2013 to the NEOs in recognition of their performance in 2012 and as part of their 2012 compensation.

Name	Position	Number of Options(1)	Value of Option Award($)(2)
Randall Oliphant	Executive Chairman	290,000	1,325,544
Robert Gallagher	President and Chief Executive Officer	189,000	863,889
Brian Penny	Executive Vice President and Chief Financial Officer	112,000	511,934
Ernest Mast(3)	Vice President, Operations	94,000	429,659
Hannes Portmann	Vice President, Corporate Development	62,000	283,392

(1)
All of these stock options were granted on February 13, 2013 and vest in three equal installments beginning on the first anniversary of the date of grant.  The exercise price for these stock options is C$10.01.  The options expire on February 13, 2018.

(2)
The value of the option awards is calculated using the Black-Scholes option valuation methodology converted at an exchange rate of C$1.00 = US$0.9980, being the noon rate quoted by the Bank of Canada on February 13, 2013, the date on which the options were granted.

(3)
Mr. Mast was also granted 150,000 options on appointment as Vice President, Operations on July 15, 2012.  These options had a fair market value of US$686,486 using the Black-Scholes option valuation methodology, converted at an exchange rate of C$1.00 = US$1.0085, being the noon rate quoted by the Bank of Canada on August 10, 2012, the date on which the options were granted.

Long-Term Incentive Plan

In 2009, New Gold introduced a share unit plan (“Long-Term Incentive Plan”) that provides for time-based share unit awards (“RSU”) that may be granted by the Board to employees, officers, directors and certain eligible contractors of the Company and its affiliates (“RSU Participants”) as a bonus in consideration of past services to the Company or its affiliates.  In February 2013, the Board approved amendments to the Long-Term Incentive Plan to provide for the grant of performance based share unit awards (“PSU”) by the Board to officers and certain mine managers, project directors and corporate managers (“PSU Participants”) as a bonus in consideration of past services to the Company or its affiliates.

In this Circular, RSU and PSU are collectively referred to as “Share Units”.

Restricted Share Units

Under the Long-Term Incentive Plan,  RSU will vest on the entitlement date or dates, which shall not be later than December 31 of the year that is three years after the year of service that the award relates to (“Maturity Date”), as determined by the Board in its sole discretion. On a Maturity Date, the Company will make a payment to the relevant RSU Participant in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of RSU held.

A RSU Participant will have no right or entitlement whatsoever to receive any cash payment until the Maturity Date and, as a holder of RSU, will not have any rights as a shareholder of the Company.

A RSU Participant’s Maturity Date may be accelerated on the death or permanent disability of the RSU Participant.  In the event that a RSU Participant is terminated with or without cause, any RSU previously credited to the RSU Participant’s account that have not been paid out shall become void and the RSU Participant shall have no entitlement to payment under the Long-Term Incentive Plan.  In certain circumstances, on a change of control of the Company, the RSU will vest immediately and the Maturity Date will occur.

Performance Share Units

Under the Long-Term Incentive Plan, PSU will vest on the entitlement date which is three years after the date of services that the PSU relate to (“Maturity Date”). The number of PSU that will vest on a Maturity Date will vary from 50% to 150% of the number of PSU granted to the PSU Participant, depending on New Gold’s total shareholder return compared to the return of the S&P/TSX Global Gold Index (“Performance Criteria”) over the relevant performance measurement periods. PSU will be settled in cash equal to the equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of PSU vested.  Subject to TSX and shareholder approvals, which the Company intends seeking at its 2014 shareholders’ meeting, on a Maturity Date, a PSU Participant may, at the discretion of the Board, be issued the equivalent number of common shares of New Gold as the number of PSU that vested on the Maturity Date in lieu of a cash payment.

A PSU Participant will have no right or entitlement whatsoever to receive any shares of New Gold or cash payment until the Maturity Date and, as a holder of PSU, will not have any rights as a shareholder of the Company.

A PSU Participant’s Maturity Date may be accelerated on the death or permanent disability of the PSU Participant.  In the event that a PSU Participant is terminated with or without cause, any PSU previously credited to the PSU Participant’s account that have not been paid out shall become void and the PSU Participant shall have no entitlement to payment (including the issue of New Gold shares) under the Long-Term Incentive Plan.  In certain circumstances, on a change of control of the Company, the PSU will vest immediately and the Maturity Date will occur.

The Board has delegated authority to the Compensation Committee to grant individual awards of up to 25,000 RSU or PSU to non-executive officers and other employees.  Awards in excess of 25,000 RSU or PSU or to executive officers require approval of the Board.  The Board has also delegated authority to management to grant individual RSU awards up to 15,000 RSU to employees who are not officers.

RSU were granted to Mr. Oliphant and Mr. Gallagher in 2011 in recognition of performance in 2010. There were no RSU granted to NEOs for their performance in 2011 or 2012.  PSU were granted to each NEO in 2013 in recognition of performance in 2012.  The Board considers that PSU are a more appropriate form of compensation for NEOs as their value is tied to the performance of the Company relative to the wider industry over the applicable performance measurement periods.  In contrast, RSU are paid out based on the value of the Company’s shares on a fixed date, regardless of the Company’s performance.

The Board approved, on the recommendation of the Compensation Committee, the grant of the following PSU on February 13, 2013 to the NEOs in recognition of their performance in 2012 and as part of their 2012 compensation.

Name	Position	Number of PSU(1)	Value of PSU Award($)(2)
Randall Oliphant	Executive Chairman	144,000	1,438,557
Robert Gallagher	President and Chief Executive Officer	93,000	929,068
Brian Penny	Executive Vice President and Chief Financial Officer	56,000	559,439
Ernest Mast	Vice President, Operations	45,000	449,549
Hannes Portmann	Vice President, Corporate Development	30,000	299,699

(1)	All of these PSU were granted on February 13, 2013 and vest in one installment on December 31, 2015.

(2)
The value of the PSU awards is calculated using C$10.01, being the five-day weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 13, 2013) and converted at an exchange rate of C$1.00 = US$0.9980, being the noon rate quoted by the Bank of Canada on February 13, 2013.

Share Ownership Policy for Directors and NEOs

Refer to page 40 of this Circular for information about the Company’s share ownership policy and compliance by the Company’s Directors, the Executive Chairman and the President and Chief Executive Officer in 2012.  New Gold’s other NEOs are not required to comply with any minimum share ownership policy.

Retirement benefits

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees.   Participating employees may contribute between 1% and 9% of their annual base salary to the RRSP program.  New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency.  In 2012, the limitation on the Company’s matching contributions was C$11,485 per participating employee.

Other than matching contributions to the retirement programs described above (which amounts are disclosed under “All other compensation” in the Summary Compensation Table), New Gold does not provide retirement benefits for NEOs.

Fit with Overall Compensation Objectives

New Gold believes that all of the elements of compensation discussed above fit into New Gold’s overall compensation philosophy and objectives.  Specifically, New Gold believes that the base salaries and retirement benefits paid to NEOs in 2012 supported its compensation objective of providing competitive compensation that attracts and retains talented employees while its annual performance-based cash incentives and equity grants align compensation with shareholders’ interests and pay for performance and results.  These elements also support New Gold’s business strategy and are sufficiently flexible to recognize the needs of New Gold in different business conditions.

Risks Associated with Company’s Compensation Policies and Practices

The Compensation Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans.  In particular, the committee considers the impact on NEOs and other senior executives to ensure that they do not take undue risks.

The Compensation Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Other Matters

The Company does not have a formal policy prohibiting a NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation and held, directly or indirectly, by the NEO or director.  However, there is an understanding that the Company’s NEOs and directors will not purchase such financial instruments, and no NEO or director has purchased any such financial instruments as at the date of this Circular.

Performance Graph

The following graph compares the cumulative total shareholder return for C$100 invested in common shares of New Gold from December 31, 2007 to December 31, 2012 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

Cumulative Value of C$100 Investment from December 31, 2007 to December 31, 2012

(in C$)	2007	2008	2009	2010	2011	2012
New Gold Inc.	100.00	34.71	74.51	189.80	201.57	215.88
% Change (year on year)		-65.29	114.66	154.73	6.20	7.10
S&P/TSX Composite Index	100.00	67.62	90.85	106.53	97.40	104.28
% Change (year on year)		-32.38	34.35	17.26	-8.57	7.06
S&P/TSX Global Gold Index	100.00	101.46	109.16	138.17	119.48	102.02
% Change (year on year)		1.46	7.59	26.58	-13.53	-14.61

The current management team at New Gold was brought together as a result of two business combinations in 2008 and 2009 respectively.  Since that time New Gold has endured a significant downturn in the global stock markets, however its share price has rebounded significantly from market lows.  Since 2009, New Gold has outperformed the S&P/TSX Global Gold index each year.

Summary Compensation Table

The following table provides information for the financial years ended December 31, 2012, 2011 and 2010 regarding compensation earned by each of the following NEOs of New Gold:  (a) the Executive Chairman, (b) the President and Chief Executive Officer, (c) the Executive Vice President and Chief Financial Officer, and (d) the other two most highly compensated NEOs.

Compensation is paid to the NEOs in Canadian dollars and, unless stated otherwise, has been converted to United States dollars at an exchange rate of C$1.00 = US$1.0004 for 2012, C$1.00 = US$1.0117 for 2011, and C$1.00 = US$0.9709 for 2010, being the average noon rate quoted by the Bank of Canada for each respective year.

For the purposes of this disclosure, New Gold has elected to report the amounts paid to NEOs in United States dollars as this is the currency that the Company uses for its financial statements.  The exchange rates in the paragraph above have been applied to 2012, 2011 and 2010 compensation.

Name and principal position	Year	Salary ($)	Share-based awards ($)(7)(8)	Option-based awards ($)(7)(8)	Non-equity incentive plan compensation ($)		All other compensation ($)(10)	Total compensation ($)
					Annual incentive plans(9)	Long-term incentive plans
Randall Oliphant(1) Executive Chairman	2012	650,260	1,438,557	1,325,544	1,500,600	-	11,490	4,926,451
	2011	657,605	-	2,650,752	1,112,870	-	21,752	4,442,979
	2010	631,085	2,338,942	2,215,364	970,900	-	-	6,156,291
Robert Gallagher(2) President and Chief Executive Officer	2012	650,260	929,068	863,889	800,320	-	11,490	3,255,027
	2011	657,605	-	1,855,526	607,020	-	11,356	3,131,507
	2010	631,085	1,949,118	1,772,291	776,720	-	10,680	5,139,894
Brian Penny(3) Executive Vice President and Chief Financial Officer	2012	400,160	559,439	511,934	500,200	-	11,490	1,983,223
	2011	389,505	-	1,060,301	404,680	-	11,356	1,865,842
	2010	354,378	-	443,073	354,379	-	10,680	1,162,510
Ernest Mast (4)(5) Vice President Operations	2012	174,236	449,549	1,116,145	185,074	-	250,960	2,175,964
	2011	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-
Hannes Portmann(6) Vice President, Corporate Development	2012	260,104	299,699	283,392	300,120	-	10,579	1,153,894
	2011	242,808	-	530,150	404,680	-	11,356	1,188,994
	2010	213,598	-	221,536	174,762	-	10,680	620,576

(1)	Mr. Oliphant was appointed Executive Chairman of New Gold effective June 1, 2009. Mr. Oliphant is a director of New Gold but does not receive compensation related to his role as a director.

(2)
Mr. Gallagher was appointed President and Chief Executive Officer of New Gold effective June 30, 2008.  Mr. Gallagher is a director of New Gold but does not receive compensation related to his role as a director.

(3)	Mr. Penny was appointed Executive Vice President and Chief Financial Officer of New Gold effective June 1, 2009.

(4)
Mr. Mast was appointed Vice President Operations of New Gold effective July 15, 2012.  The salary paid to Mr. Mast in 2012 relates to the period July 15, 2012 onwards.  Mr. Mast was granted 150,000 stock options on August 10, 2012 at an exercise price of C$10.34.  The stock options are valued using the Black-Scholes stock option valuation methodology which resulted in a per option value of $4.54 converted at an exchange rate of C$1.00 = US$1.0085.  This is consistent with accounting values used in the Company’s financial statements.

(5)
Mr. Mast’s “All other compensation” includes $11,500 in Company paid matching contributions to a Group RRSP and non-registered investment account, a signing bonus of $75,031, and relocation expenses of $164,430.

(6)	Mr. Portmann was appointed Director, Corporate Development of New Gold effective June 1, 2009 and was subsequently promoted to Vice President, Corporate Development effective January 27, 2010.

(7)
The Share Units granted in 2010 are valued by multiplying the number of units granted by C$7.76 being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (January 26, 2011) and converted at an exchange rate of C$1.00 = US$1.0047 being the noon rate quoted by the Bank of Canada for January 26, 2011. The PSU granted in 2013 in respect of performance in 2012 are valued by multiplying the number of units granted by C$10.01 being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 13, 2013) and converted at an exchange of C$1.00 = US$0.9980 being the noon rate quoted by the Bank of Canada for February 13, 2013.

(8)
Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The grants made were valued using the following assumptions:

Grant Date	Exercise Price	Risk Free Rate of Return	Volatility Estimate	Expected Life (Years)	Per Option Value	Exchange Rate (C$1.00 =)
February 13, 2013	C$10.01	0.57%	60%	3.67	C$4.58	$0.9980
August 10, 2012	C$10.34	0.53%	60%	3.67	C$4.54	$1.0085
February 10, 2012	C$11.87	1.41%	60%	4.67	C$5.92	$0.9984
January 26, 2011	C$7.67	2.48%	70%	4.67	C$4.41	$1.0047
January 27, 2010	C$4.39	2.81%	70%	7.00	C$2.98	$0.9384
June 2, 2009	C$3.21	2.61%	60%	7.00	C$1.94	$0.9236

Options and Share Units are disclosed as follows:

	a.	Options and Share Units granted in recognition of a previous year’s performance in the first quarter of the following year are disclosed in the year to which the performance is being recognized.

	b.	Options granted on hire or following a merger are disclosed in the year of grant.

(9)	Payments under annual incentive plans were paid in 2011 for performance during 2010, 2012 for performance in 2011 and 2013 for performance in 2012.

(10)
Included in this column are Company paid matching contributions to a Group RRSP in the amounts of $10,680 in 2010, $11,356 in 2011 and $11,490 in 2012 to each of Messrs. Gallagher and Penny. The amounts shown for Mr. Portmann are Company paid contributions of $10,680 in 2010, $11,356 in 2011 and $10,571 in 2012.  The amounts shown for Mr. Oliphant are Company paid contributions of $21,752 for 2010 and 2011 which were paid in 2011 and $11,490 for 2012.

The following table shows the total compensation for the current NEOs, as well as the total compensation as a percentage of earnings from operations and as a percentage of shareholder equity.

	Total Compensation for Named Executive Officers ($)(1)	Total Compensation for Named Executive Officers as a Percentage of Earnings from Mine Operations	Total Compensation for Named Executive Officers as a Percentage of Shareholder Equity
2012	13,494,559	4.1%	0.5%
2011	10,629,322	3.4%	0.5%
Change	2,865,237	0.7%	0%

(1)	Ernest Mast commenced employment with the Company on July 15, 2012.

NEO Cash Compensation

The following table shows the cash compensation received by each NEO during the financial years ended December 31, 2012 and 2011 and the year-over-year change. Refer to the Summary Compensation Table above for total compensation earned by NEOs during financial years ended December 31, 2012 and 2011.

Name and principal position	Year	Salary ($)(1)	Annual incentive plans (Bonus amount paid) ($)(2)	All other cash compensation ($)(3)	Total Cash Compensation ($)
Randall Oliphant Executive Chairman	2012	650,260	1,500,600	11,490	2,162,350
	2011	657,605	1,112,870	21,752	1,792,227
	Change	(7,345)	387,730	(10,262)	370,123
Robert Gallagher President and Chief Executive Officer	2012	650,260	800,320	11,490	1,462,070
	2011	657,605	607,020	11,356	1,275,981
	Change	(7,345)	193,300	134	186,089
Brian Penny Executive Vice President and Chief Financial Officer	2012	400,160	500,200	11,490	911,850
	2011	389,505	404,680	11,356	805,541
	Change	10,655	95,520	134	106,309
Ernest Mast(4) Vice President Operations	2012	174,236	185,074	250,960	610,270
	2011	-	-	-	-
	Change	-	-	-	-
Hannes Portmann Vice President, Corporate Development	2012	260,104	300,120	10,579	570,803
	2011	242,808	404,680	11,356	658,844
	Change	17,296	(104,560)	(777)	(88,041)

(1)	Negative change in salary for Messrs. Oliphant and Gallagher is due to currency exchange rate variations. There was no change in the salary that is paid in Canadian dollars from 2011 to 2012.

(2)	Payments under annual incentive plans were paid in 2013 for performance in 2012, and 2012 for performance in 2011.

(3)
Included in this column are Company paid matching contributions to a Group RRSP in the amounts of $11,356 in 2011 and $11,490 in 2012 to each of Messrs. Gallagher and Penny. The amounts shown for Mr. Portmann are Company paid contributions of $11,356 in 2011 and $10,579 in 2012. The amounts shown for Mr. Oliphant are Company paid contributions of $21,752 for 2010 and 2011 which was paid in 2011 and $11,490 for 2012.

(4)
Mr. Mast was appointed Vice President Operations of New Gold effective July 15, 2012.   The salary and bonus paid to Mr. Mast in 2012 relates to the period July 15, 2012 onwards.  Mr. Mast's "All other compensation" includes $11,500 in Company paid matching contributions to a Group RRSP and non-registered investment account, a signing bonus of $75,031, and relocation expenses of $164,430.

NEO Equity Compensation

The following table shows the equity compensation received by each NEO during the financial years ended December 31, 2012 and 2011 and the year-over-year change. Refer to the Summary Compensation Table above for total compensation earned by NEOs during financial years ended December 31, 2012, 2011 and 2010.

Name and principal position	Year	Share-based awards ($)(1) (3)	Option-based awards ($)(2)(3)	Total value of equity-based compensation ($)
Randall Oliphant	2012	1,438,557	1,325,544	2,764,101
Executive Chairman	2011	-	2,650,752	2,650,752
	Change	1,438,557	-1,325,208	113,349
Robert Gallagher	2012	929,068	863,889	1,792,957
President and Chief Executive Officer	2011	-	1,855,526	1,855,526
	Change	929,068	-991,637	-62,569
Brian Penny	2012	559,439	511,934	1,071,373
Executive Vice President and Chief Financial Officer	2011	-	1,060,301	1,060,301
	Change	559,439	-548,367	11,072
Ernest Mast	2012	449,549	1,116,145	1,565,694
Vice President Operations	2011	-	-	-
	Change	449,549	1,116,145	1,565,694
Hannes Portmann	2012	299,699	283,392	583,091
Vice President, Corporate Development	2011	-	591,053	591,053
	Change	299,699	-307,661	-7,962

(1)
The Share Units are valued by multiplying the number of units granted by C$10.01 being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 13, 2013) and converted at an exchange rate of C$1.00 = US$0.9980 being the noon rate quoted by the Bank of Canada for February 13, 2013.  RSU were granted to the Executive Chairman and the President and Chief Executive Officer in 2011 in relation to performance in 2010.  PSU were granted to NEOs in 2013 in respect of performance in 2012.

(2)
Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The grants made were valued using the assumptions listed in Note 8 to the Summary Compensation Table above.

(3)	Options and Share Units are disclosed as follows:

	(a)	Options and Share Units granted in recognition of a previous year’s performance in the first quarter of the following year are disclosed in the year to which the performance is being recognized.

	(b)	Options granted on hire or following a merger are disclosed in the year of grant.

NEO Share Ownership at December 31, 2012

The following table shows the number of common shares of New Gold and Share Units held by each NEO and the value of those common shares as at December 31, 2012 and 2011 and the year-over-year change.

NEO	Year	Number of Common Shares Held	Number of Share Units Held	Amount at Risk (Total Market Value of Common Shares and Share Units) ($)(1)
Randall Oliphant Executive Chairman	2012	4,570,855	100,000	51,446,684
	2011	4,250,000	200,000	46,281,228
	Change	320,855	(100,000)	5,165,456
Robert Gallagher President and Chief and Executive Officer	2012	175,000	83,334	2,845,395
	2011	150,000	166,667	3,293,424
	Change	25,000	(83,333)	(448,029)
Brian Penny Executive Vice President and Chief Financial Officer	2012	500,000	Nil	5,507,202
	2011	500,000	Nil	5,200,138
	Change	-	Nil	307,064
Ernest Mast Vice President Operations	2012	Nil	Nil	Nil
	2011	Nil	Nil	Nil
	Change	Nil	Nil	Nil
Hannes Portmann Vice President, Corporate Development	2012	8,650	Nil	95,275
	2011	3,800	Nil	39,521
	Change	4,850	Nil	55,754

(1)
Calculated using the closing price of the common shares on the TSX on December 31, 2012 and 2011 of C$11.01 and C$10.28 respectively, and converted to United States dollars at the respective average Bank of Canada noon exchange rates for 2012 and 2011.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2012.  New Gold granted 300,000 RSU to Mr. Oliphant and 250,000 RSU to Mr. Gallagher in 2011, for performance in 2010.  New Gold granted PSU on February 13, 2013 to the NEOs in recognition of their performance in 2012 and as part of their 2012 compensation.

Outstanding Option and Share-Based Awards

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of unvested Share Units (#)	Market value of unvested share-based awards ($) (2)
Randall Oliphant	June 2, 2009 (5)	1,500,000	3.21	June 2, 2016	11,704,680	-	-
	January 26, 2011 (5) (6)	500,000	7.67	January 26, 2018	1,670,668	100,000	1,101,440
	February 10, 2012 (5) (7)	500,000	11.87	February 10, 2017	-	-	-

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of unvested Share Units (#)	Market value of unvested share-based awards ($) (2)
Robert Gallagher	March 20, 2008 (3)	200,000	6.20	March 20, 2013	962,385	-	-
	July 8, 2008 (3)	60,000	7.84	July 7, 2013	190,276	-	-
	July 8, 2008 (3)	170,000	7.84	July 7, 2013	539,116	-	-
	February 17, 2009 (5)	380,000	2.71	February 17, 2016	3,155,262	-	-
	June 2, 2009 (5)	840,000	3.21	June 2, 2016	6,554,621	-	-
	January, 26, 2011 (5) (6)	400,000	7.67	January 26, 2018	1,336,534	83,334	917,874
	February 10, 2012 (5) (7)	350,000	11.87	February 10, 2017	-	-	-
Brian Penny	November 27, 2008 (4)	100,000	1.75	November 26, 2013	926,370	-	-
	June 2, 2009 (5)	200,000	3.21	June 2, 2016	1,560,624	-	-
	January 27, 2010 (5)	400,000	4.39	January 27, 2017	2,649,059	-	-
	January 26, 2011(5) (6)	100,000	7.67	January 26, 2018	334,134	-	-
	February 10, 2012 (5) (7)	200,000	11.87	February 10, 2017	-	-	-
Ernest Mast	August 10, 2012	150,000	10.34	August 10, 2017	100,540	-	-
Hannes Portmann	August 8, 2008 (4)	60,000	2.00	August 8, 2015	540,816	-	-
	November 27, 2008 (4)	25,000	1.75	November 26, 2013	231,593	-	-
	January 27, 2010 (5)	150,000	4.39	January 27, 2017	993,397	-	-
	January 26, 2011 (5) (6)	50,000	7.67	January 26, 2018	167,067	-	-
	February 10, 2012 (5) (7)	100,000	11.87	February 10, 2017	-	-	-

(1)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2012 of C$11.01 and subtracting the exercise price of in-the-money stock options.  The amount is then converted to United States dollars. The value shown in this column does not represent the actual value the individual NEO could receive.  The actual gain, if any, on exercise will depend on the value of the common shares on the date of exercise.

(2)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2012 of C$11.01 and converted to United States dollars.  The actual value realized will depend on the price of the common shares on the date of vesting.

(3)	Fully vested.

(4)	These options were originally granted by Western Goldfields Inc. and became fully vested as a result of the 2009 Business Combination.

(5)	Option awards vest in three equal installments beginning on the first anniversary of the date of grant.

(6)	Options granted in January 2011 for performance in 2010.

(7)	Options granted in February 2012 for performance in 2011.

The following table provides information regarding the value vested or earned of incentive plan awards for the financial year ended December 31, 2012.

Value Vested or Earned During the Financial Year Ended December 31, 2012

Name	Option-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)(2)
Randall Oliphant	4,458,447	1,036,414
Robert Gallagher	4,624,179	863,675
Brian Penny	1,514,612	Nil
Ernest Mast	Nil	Nil
Hannes Portmann	386,819	Nil

(1)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2012 of C$11.01 and subtracting the exercise price of in-the-money stock options.  The amount is then converted to United States dollars. The value shown in this column does not represent the actual value the individual NEO could receive.  The actual gain, if any, on exercise will depend on the value of the common shares on the date of exercise.

(2)	Amount of RSU paid out on entitlement date, converted to United States dollars.

Options Exercised During the Financial Year Ended December 31, 2012

The following table provides details regarding stock options exercised and sold by the NEOs during the year ended December 31, 2012.

Name	Number of options exercised and sold	Option exercise price	Value realized ($) (1)
Randall Oliphant	Nil	Nil	Nil
Robert Gallagher	Nil	Nil	Nil
Brian Penny	Nil	Nil	Nil
Ernest Mast	Nil	Nil	Nil
Hannes Portmann	60,000	C$2.00	600,615

(1)
Calculated using the fair market value of New Gold’s common shares acquired on exercise of the respective stock options and subtracting the respective exercise prices, and converted to United States dollars.

Termination and Change of Control Benefits

New Gold has entered into employment agreements with each NEO that contain termination and change of control provisions.

Randall Oliphant (Executive Chairman)

Mr. Oliphant entered into an employment agreement with New Gold effective December 14, 2009, in connection with his appointment as Executive Chairman of New Gold on June 1, 2009.

Termination without Cause

If Mr. Oliphant’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Oliphant’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the termination of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Termination Following a Change of Control

If there is a Change of Control of New Gold (as defined below) and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a certain event occurs (“Triggering Event” as defined below) and Mr. Oliphant elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Oliphant will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Robert Gallagher (President and Chief Executive Officer)

Mr. Gallagher entered into a new employment agreement with New Gold effective December 15, 2009.

Termination without Cause

If Mr. Gallagher’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Gallagher’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Gallagher elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Gallagher will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Brian Penny (Executive Vice President and Chief Financial Officer)

Mr. Penny entered into an employment agreement with New Gold effective December 4, 2009, in connection with his appointment as Executive Vice President and Chief Financial Officer of New Gold on June 1, 2009.

Termination without Cause

If Mr. Penny’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Penny’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Penny elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Penny will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Ernest Mast (Vice President Operations)

Mr. Mast entered into an employment agreement with New Gold effective July 15, 2012.

Termination without Cause

If Mr. Mast’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Mast’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose, incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options that are not vested will be cancelled and any stock options that are vested at the time of termination shall remain exercisable until the earlier of (i) the expiry of such options, or (ii) the date which is 6 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Mast’s elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Mast’s will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Hannes Portmann (Vice President, Corporate Development)

Mr. Portmann entered into a new employment agreement with New Gold effective December 1, 2009.

Termination without Cause

If Mr. Portmann’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Portmann’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options that are not vested will be cancelled and any stock options that are vested at the time of termination shall remain exercisable until the earlier of (i) the expiry of such options, or (ii) the date which is 6 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Portmann elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Portmann will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

 “Change of Control”

A “Change of Control” is generally defined in each NEO’s employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more voting securities; (e) as a result of or in connection with: (i) the contested election of directors or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the Board of directors of New Gold shall not constitute a majority of the board of directors; or (f) the Board of directors adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

“Triggering Event”

A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, providing this shall not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his employment, which is of a distance greater than 50 kilometres from the city of his normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

Estimated Incremental Payment on Termination following a Change of Control or Termination without Cause

The following tables detail the estimated incremental payments from New Gold to each of the NEOs on a Change of Control (with termination of employment) or on termination without cause, assuming a termination of employment occurred on December 31, 2012.

Termination of Employment Following Change of Control

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options & Share Units Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Randall Oliphant	1,950,780	3,001,200	195,078	1,658,331	6,805,389
Robert Gallagher	1,950,780	1,600,640	195,078	1,363,388	5,109,886
Brian Penny	800,320	1,000,400	120,048	111,380	2,032,148
Ernest Mast	760,304	370,148	114,046	55,690	1,254,169
Hannes Portmann	520,208	600,240	78,031	100,540	1,345,038
Total:	5,982,392	6,572,628	702,281	3,289,329	16,546,630

(1)
Calculated using the closing price of New Gold’s common shares on the TSX as at December 31, 2012 by subtracting the exercise price from the share price as at December 31, 2012 and multiplying by the number of unvested in-the-money options that would have vested on termination of employment and multiplying the number of share units that would have vested on termination of employment by the share price as at December 31, 2012.  Options granted in 2013 are not included in this value.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment.

Termination of Employment without Cause

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options & Share Units Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Randall Oliphant	1,950,780	3,001,200	195,078	0	5,147,058
Robert Gallagher	1,950,780	1,600,640	195,078	0	3,746,498
Brian Penny	600,240	750,300	90,036	0	1,440,576
Ernest Mast	380,152	185,074	57,023	0	622,249
Hannes Portmann	346,805	400,160	52,021	0	798,986
Total:	5,228,757	5,937,374	589,236	0	11,755,367

(1)
Calculated using the closing price of New Gold’s common shares on the TSX as at December 31, 2012 by subtracting the exercise price from the share price as at December 31, 2012 and multiplying by the number of unvested in-the-money options that would have vested on termination of employment and multiplying the number of share units that would have vested on termination of employment by the share price as at December 31, 2012.  Options granted in 2013 are not included in this value.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment.

Director Compensation

New Gold pays an annual retainer of C$100,000 to each non-executive director and C$15,000 to the Chairman of the Audit Committee.  The annual retainer is required to be taken with a minimum of 50% as deferred share units (“DSU”), at a director’s election.  New Gold does not pay per-meeting fees.

All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his duties as a director are paid by New Gold.

New Gold has a policy that stock option grants to non-executive directors shall not exceed 1% of the Company’s outstanding issued common shares; provided further that the maximum value of stock options which may be granted to each non-executive director shall not exceed C$100,000 in any fiscal year.  Of the stock options granted to non-executive directors, 717,700 stock options remained outstanding as at December 31, 2012, which equates to 0.15% of the Company’s issued and outstanding common shares.

During the financial year ended December 31, 2012, an aggregate of $141,724 was paid in cash to the non-executive directors, and New Gold granted an aggregate of 143,300 stock options and 45,201 DSU to the non-executive directors.

Director Compensation Table

The following table provides information regarding compensation paid to New Gold’s non-executive directors during the financial year ended December 31, 2012.

Name	Annual Retainer – Cash ($)	Annual Retainer – Share-Based Awards($) (1)	Option-based awards ($) (2)	All other compensation ($)	Total ($)
David Emerson	41,684	43,958	92,945	-	178,587
James Estey	-	125,784	92,093	-	217,877
Vahan Kololian	50,020	54,687	92,093	-	196,800
Martyn Konig	-	109,373	92,093	-	201,466
Pierre Lassonde	-	109,373	92,093	-	201,466
Raymond Threlkeld	50,020	54,687	92,093	-	196,800
TOTALS	141,724	497,862	553,410	-	1,192,996

(1)
Annual Retainer taken in DSU instead of cash.  Value of share based awards calculated by multiplying the number of DSU by C$11.01 being the closing price of New Gold’s common shares on the TSX as at December 31, 2012 and converted at an exchange rate of C$1.00 = US$1.0004 being the average noon rate quoted by the Bank of Canada for 2012.

(2)	Valued using the Black-Scholes stock option valuation methodology, which value is shown in this column. The key assumptions made in valuing the awards are as follows:

Grant Date	Exercise Price	Risk Free Rate of Return	Volatility Estimate	Expected Life (Years)	Per Option Value	Exchange Rate (C$1.00 =)
May 10, 2012	8.54	0.58%	60%	3.67	3.75	$0.9983

The following table breaks down the non-executive directors’ compensation for the financial year ended December 31, 2012.

Name	Board Annual Retainer ($)(1)	Committee Chair Retainer ($)(1)	Committee Member Retainer ($)	Aggregate Board Attendance Fee ($)	Aggregate Committee Attendance Fee ($)	Total Fees ($)
David Emerson	83,367	-	-	-	-	83,367
James Estey	100,040	15,006	-	-	-	115,046
Vahan Kololian	100,040	-	-	-	-	100,040
Martyn Konig	100,040	-	-	-	-	100,040
Pierre Lassonde	100,040	-	-	-	-	100,040
Raymond Threlkeld	100,040	-	-	-	-	100,040
TOTALS	583,567	15,006	-	-	-	598,573

(1)
The amounts shown in these columns are retainers paid after the 2012 Annual General and Special Meeting of shareholders.  Non-executive directors may elect to take their Annual Retainer in DSU instead of cash.  See the “Director Compensation Table” above for more information.

Director Ownership at December 31, 2012

The following table shows the number of common shares of New Gold and DSU held by each non-executive director and the value of such common shares and DSU as at December 31, 2012 and 2011 and the year-over-year change.

Name	Year	Number of Common Shares Held	Number of DSU Held	Amount at Risk (Total Market Value of Common Shares and DSU) ($)(1)
David Emerson	2012	5,000	3,991	99,031
	2011	Nil	Nil	Nil
	Change	5,000	3,991	99,031
James Estey	2012	209,000	28,079	2,611,284
	2011	209,000	16,659	2,346,916
	Change	Nil	11,420	264,368
Vahan Kololian	2012	1,125,001	10,098	12,502,439
	2011	1,125,001	5,133	11,753,706
	Change	Nil	4,965	748,733
Martyn Konig	2012	150,000	22,743	1,902,661
	2011	150,000	12,813	1,693,300
	Change	Nil	9,930	209,361
Pierre Lassonde	2012	6,500,000	9,930	71,702,999
	2011	6,180,000	-	64,273,706
	Change	320,000	9,930	7,429,293
Raymond Threlkeld	2012	121,159	4,965	1,389,181
	2011	228,680	-	2,378,335
	Change	(107,521)	4,965	(989,154)

(1)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2012 of C$11.01 and C$10.28 respectively, and converted to United States dollars at the average noon exchange rate for 2012 of C$1.00 = US$1.0004 and for 2011 of C$1.00 = US$01.0117.

Share Ownership Policy for Directors and NEOs

In March 2011, the Board introduced a share ownership policy for the Company’s directors as well as the Executive Chairman and the President and Chief Executive Officer.

The policy requires each director, with the exception of the Executive Chairman and the President and Chief Executive Officer, own common shares or DSU equivalent in value to at least three times the annual retainer paid to directors, including the value of grants of common shares or DSU.

The Executive Chairman and the President and Chief Executive Officer must own common shares and Share Units (not including stock options) equivalent in value to at least three times the Executive Chairman’s and the President and Chief Executive Officer’s respective base salaries.

With the exception of Mr. Emerson, at the date of this Circular each director, the Executive Chairman and the President and Chief Executive Officer comply with the relevant requirements of the share ownership policy.  New Gold’s share ownership policy allows a period of three years for newly elected directors to achieve compliance.  As such, Mr. Emerson will have until July 2015 to comply.  New Gold’s other NEOs are not required to comply with any minimum share ownership policy.

Name	Annual Retainer Paid and/or Base Salary ($)	Minimum value of Common Shares and Share Units/or DSU required to be held ($)	Value of Common Shares and Share Units/or DSU held ($) (1)	Compliance with Policy
David Emerson	100,040	300,120	99,031	Not Achieved(2)
James Estey	115,046	345,138	2,611,284	Achieved
Vahan Kololian	100,040	300,120	12,502,439	Achieved
Martyn Konig	100,040	300,120	1,902,661	Achieved
Pierre Lassonde	100,040	300,120	71,702,999	Achieved
Raymond Threlkeld	100,040	300,120	1,389,181	Achieved
Randall Oliphant	650,260	1,950,780	51,446,684	Achieved
Robert Gallagher	650,260	1,950,780	5,323,636	Achieved

(1)	Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2012 of C$11.01 and converted to United States dollars.

(2)	New Gold’s Share Ownership Policy allows a period of three years for newly elected directors to achieve compliance. Therefore, Mr. Emerson has until 2015 to achieve compliance.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as at December 31, 2012.

Outstanding Share-Based Awards and Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of unvested shares or DSU (#)	Market value of unvested DSU ($)(2)
David Emerson	August 10, 2012	20,300	10.34	August 10, 2017	13,606	3,991	43,958
	Total	20,300			13,606	3,991	43,958
James Estey	July 8, 2008	34,450	7.84	July 8, 2013	109,250	-	-
	June 2, 2009	68,000	3.21	June 2, 2014	530,612	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	142,297	-	-
	June 30, 2010	-	-	-	-	9,985	109,979
	June 2, 2011	-	-	-	-	6,674	73,510
	June 8, 2011	18,700	9.59	June 8, 2016	26,565	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	60,786	-	-
	June 18, 2012	-	-	-	-	11,420	125,784
	Total	173,750			869,510	28,079	309,273
Vahan Kololian	June 2, 2009	68,000	3.21	June 2, 2014	530,612	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	142,297	-	-
	June 2, 2011	-	-	-	-	5,133	56,537
	June 8, 2011	18,700	9.59	June 8, 2016	26,565	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	60,786	-	-
	June 18, 2012	-	-	-	-	4,965	54,687
	Total	139,300			760,260	10,098	111,224
Martyn Konig	June 2, 2009	68,000	3.21	June 2, 2014	530,612	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	142,297	-	-
	June 30, 2010	-	-	-	-	7,680	84,591
	June 2, 2011	-	-	-	-	5,133	56,537
	June 8, 2011	18,700	9.59	June 8, 2016	26,565	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	60,786	-	-
	June 18, 2012	-	-	-	-	9,930	109,373
	Total	139,300			760,260	22,743	250,501

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of unvested shares or DSU (#)	Market value of unvested DSU ($)(2)
Pierre Lassonde	July 8, 2008	34,450	7.84	July 8, 2013	109,250
	June 2, 2009	68,000	3.21	June 2, 2014	530,612	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	142,297	-	-
	June 8, 2011	18,700	9.59	June 8, 2016	26,565	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	60,786	-	-
	June 18, 2012	-	-	-	-	9,930	109,373
	Total	173,750			869,510	9,930	109,373
Raymond Threlkeld	May 11, 2010	28,000	5.93	May 11, 2015	142,297	-	-
	June 8, 2011	18,700	9.59	June 8, 2016	26,565	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	60,786	-	-
	June 18, 2012	-	-	-	-	4,965	54,687
	Total	71,300			229,648	4,965	54,687
	Total	717,700			3,502,794	79,806	879,016

(1)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2012 of C$11.01, and subtracting the exercise price of in-the-money stock options, and converted to United States dollars.  The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of New Gold’s common shares on the date of exercise.

(2)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2012 of C$11.01, and converted to United States dollars.  The actual value realized will depend on the price of New Gold’s common shares on the date of vesting.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director holding that position as at December 31, 2012.

Value Vested During the Financial Year Ended December 31, 2012

Name	Option-based awards – value vested during the year ($)(1)
David Emerson	Nil
James Estey	233,158
Vahan Kololian	233,158
Martyn Konig	233,158
Pierre Lassonde	233,158
Raymond Threlkeld	233,158

(1)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2012 of C$11.01 and subtracting the exercise price of in-the-money stock options.  The amount is then converted to United States dollars. The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of New Gold’s common shares on the date of exercise.

Options Exercised during the Financial Year Ended December 31, 2012

The following table provides details regarding stock options exercised and sold by each director during the year ended December 31, 2012.

Option Exercises during the Financial Year Ended December 31, 2012

Name	Number of options exercised and sold	Option exercise price	Value realized ($) (1)
James Estey	Nil	Nil	Nil
Vahan Kololian	Nil	Nil	Nil
Martyn Konig	Nil	Nil	Nil
Pierre Lassonde (2)	300,000	$9.30	$15,006
Craig Nelsen(3)	151,690	$5.10	$814,535
Raymond Threlkeld	68,000	$3.21	$487,331

(1)
Calculated using the fair market value of New Gold’s common shares acquired on exercise of the respective stock options and subtracting the respective exercise prices, and converted to United States dollars.

(2)	Mr. Lassonde exercised these options but continues to hold common shares of New Gold.

(3)	Mr. Nelsen ceased to be a director of the Company after he did not stand for re-election at the Company’s Annual General and Special Meeting held on May 2, 2012.

Deferred Share Unit Plan

On May 6, 2010, the Company established a director deferred share unit plan (“DSU Plan”) for the purpose of strengthening the alignment of interests between eligible directors of the Company and designated affiliates (for the purposes of this section “Directors”) and shareholders by linking a portion of annual director compensation to the future value of New Gold’s common shares. In addition, the DSU Plan was adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of Directors, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of New Gold’s common shares.

The DSU Plan is administered by the Compensation Committee. DSU are bookkeeping entries and are subject to adjustment for dividends and normal anti-dilution events including the subdivision, consolidation or reclassification of the outstanding shares. DSU are not assignable or transferable.  Under the DSU Plan, Directors may elect (on an annual basis) to receive a percentage of their compensation in DSU (a director’s annual retainer must be taken with a minimum of 50% as DSU). The number of DSU granted to a Director is determined by dividing the amount of compensation elected to be taken as DSU by the closing price for a share on the TSX on the business day immediately preceding the date of grant.

A Director is only entitled to payment in respect of the DSU granted to him or her when the director ceases to be a director of the Company or an affiliate for any reason. On ceasing to be a director, the Company shall redeem each DSU held by the Director for a payment in cash, being the product of: (i) the number of DSU held by the Director on ceasing to be a director and (ii) the greater of either: (a) the weighted average trading price; or (b) the average of daily high and low board lot trading prices of New Gold’s common shares, on the TSX for the five consecutive trading days immediately prior to the date of termination. Payment will be made to the Director on such date as the Company determines not later than 60 days after the date of the director ceasing to be a Director.

Under the DSU Plan, the Compensation Committee may from time to time, amend, modify and change the provisions of the DSU Plan, provided that any amendment, modification or change to the provisions of the DSU Plan which would (a) materially increase the benefits under the DSU Plan, (b) materially modify the requirements as to eligibility for participation in the DSU Plan, and (c) terminate the DSU Plan, shall only be effective on such amendment, modification or change being approved by the Board and, if required, by the TSX and any other regulatory authorities having jurisdiction over the Company.

During the year ended December 31, 2012, an aggregate of 45,201 DSU were issued to Directors.  Other than Craig Nelsen who redeemed 12,813 DSU after he did not stand for re-election at the Company’s 2012 Annual General and Special Meeting, no DSU were redeemed under the DSU Plan during 2012. As at March 21, 2013 there are an aggregate of 79,806 DSU outstanding under the DSU Plan.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs.  There are no loans outstanding from the Company to any of its directors or NEOs.

Retirement Policy for Directors

New Gold does not have a retirement policy for its directors.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at the financial year ended December 31, 2012.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options (1)	Weighted-average price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	10,939,619	$6.01	12,860,527
Equity compensation plans not approved by shareholders	n/a	n/a	n/a

(1)	Represents the number of common shares of New Gold reserved for issuance on exercise of outstanding stock options.

(2)
Based on the maximum number of common shares of New Gold reserved for issuance on exercise of stock options under New Gold’s 2011 Plan of 23,800,146, representing 5% of the number common shares of New Gold issued and outstanding as at December 31, 2012. The table below shows the percentage of options granted in 2012:

Maximum initial share reserve at December 31, 2012	23,800,146
Total issued and outstanding shares at December 31, 2012	476,002,911
Total shares that may be issued on exercise of outstanding options as a percentage of total shares issued and outstanding	2.30%
Number of options granted in 2012 (2,160,300), expressed as a percentage of the common shares of New Gold that were issued and outstanding as at December 31, 2012	0.45%

Stock Option Plans

In addition to the 2011 Plan, New Gold has four historical stock option plans:  the 2005 Plan; the Metallica Plan; the Peak Plan; and the Western Goldfields Plan.

2011 Plan

The 2011 Plan was adopted by the Board on March 3, 2011 and was approved by shareholders on May 4, 2011. In accordance with the rules of the TSX, the Plan requires the approval of shareholders every three years.

As at March 21, 2013, a total of 9,381,485 options remain outstanding under the 2011 Plan.  The following is a summary of the principal terms of the 2011 Plan.  For the purposes of this summary, all capitalized terms have the meanings given in the 2011 Plan.  A copy of the 2011 Plan is available under New Gold’s profile on SEDAR at www.sedar.com.

Purpose

The purpose of the 2011 Plan is to advance the interests of New Gold by:

(i)	providing eligible persons, being directors, employees, officers or Eligible Contractors (collectively, the “Eligible Persons”), with additional incentives through equity ownership;

(ii)	increasing the proprietary interest of Eligible Persons in the success of New Gold;

(iii)	encouraging Eligible Persons to remain with New Gold or its affiliates; and

(iv)	attracting new directors, employees, officers and service providers.

Eligible Participants

Options may be granted Eligible Persons of New Gold (or its affiliates). Subject to the provisions of the 2011 Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions, applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Shares acquired on exercise of the Option. An Eligible Person may receive Options on more than one occasion under the 2011 Plan and may receive separate Options on any one occasion.

Vesting

The Board has established the vesting and other terms and conditions for an Option at the time each Option is granted.  The past practice has been to vest options as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary.

Securities Issuable under the 2011 Plan

The aggregate number of Shares to be reserved for exercise of all Options granted under the 2011 Plan and any other security-based compensation arrangements of the Company must not exceed 5% of the Shares (on a non-diluted basis), issued and outstanding at the time of granting the Option.

The maximum number of Shares issuable to any one person under the 2011 Plan is 5% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other security-based compensation arrangements of New Gold.

The maximum number of Shares issuable to insiders under the 2011 Plan and any other security-based compensation arrangements of New Gold is 10% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of Shares which may be issued to insiders under the 2011 Plan and any other security-based compensation arrangements of New Gold within a 12-month period is 10% of the Shares, issued and outstanding at the time of the issuance (on a non-diluted basis). In addition, grants of Options to non-employee directors should not exceed the lesser of (i) 1% of the total number of Shares issued and outstanding at the time of issuance (on a non-diluted basis) and (ii) an annual equity value of $100,000 to each director.

Exercise Price and Term

Each Option is confirmed by an option agreement or option grant letter or other form of confirmation (electronic or otherwise) as prescribed by the Board from time to time. The Board establishes the exercise price of an Option at the time each Option is granted.  The exercise price may not be less than the Market Price, being the volume weighted average trading price of the Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is calculated.  Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve. In the event that any Option expires during, or within 48 hours after a Company-imposed blackout period on the trading of securities of the Company, such expiry becomes the tenth day after the end of the blackout period.

Cessation or Termination of Options

Subject to specific exceptions and restrictions outlined in the 2011 Stock Option Plan, Options are not assignable and will terminate as follows:

(i)	if a Participant ceases to be an Eligible Person for any reason other than death or termination for cause, their Options will be cancelled:

	a.	90 days after the Participant ceases to be an Eligible Person or otherwise in accordance with the terms of the Participant’s employment agreement;

	b.	such longer period as may be determined by the Board, but not exceeding the original expiry date of the Option; or

	c.	immediately if the Options are unvested at the date the Participant ceases to be an Eligible Person unless the Board determines otherwise;

(ii)
if a Participant ceases to be an Eligible Person because their relationship with the Company or an Affiliate is terminated for cause by the Company or an Affiliate, their Options will be cancelled immediately after the Participant ceases to be an Eligible Person; or

(iii)	if a Participant ceases to be an Eligible Person as a result of their death, all Options unvested at the date of the Participant’s death will vest immediately and their Options will be cancelled:

	a.	180 days after their death; or

	b.	such longer period as may be determined by the Board, but not exceeding the original expiry date of the Option to a maximum of 12 months.

Assignability

Options are non-assignable and non-transferable by a Participant otherwise than by will or the laws of descent and distribution and are exercisable only by the Participant during the lifetime of the Participant and only by the Participant’s legal representative after death of the Participant (in accordance with the 2011 Plan).

Notwithstanding, Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign (as such term is defined in the 2011 Plan) of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the 2011 Plan, the Board may at any time and without shareholder approval, terminate the 2011 Plan or amend the provisions of the 2011 Plan or any Options granted under it, including without limitation amendments

(i)	related to the exercise of Options, including the inclusion of a cashless exercise feature where payment is in cash or Shares or otherwise;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions;

(iv)	to the change of control provisions;

(v)	relating to the administration of the 2011 Plan;

(vi)	to the vesting provisions of any outstanding Option;

(vii)
to postpone or adjust any exercise of an Option or the issuance of any Shares pursuant to the 2011 Plan in order to permit New Gold to effect or maintain registration of the 2011 Plan or the Shares issuable pursuant to the 2011 Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the 2011 Plan are exempt from such registration; or

(viii)
fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules of an Exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the 2011 Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

The Board may not amend the following provisions of the 2011 Plan without first having obtained the approval of a majority of Shareholders voting at a duly called and held meeting of Shareholders:

(i)	an increase in the maximum number of Shares which may be issued under the 2011 Plan;

(ii)	an increase in the ability of the Board to amend the 2011 Plan without shareholder approval;

(iii)	the definitions of “Eligible Person” and “Permitted Assigns”;

(iv)	the exercise price of any Option issued under the 2011 Plan where such amendment reduces the exercise price of such Option;

(v)	the term of any Option issued under the 2011 Plan; or

(vi)	the transfer provisions of the 2011 Plan.

In addition, the Board may not amend the 2011 Plan to increase Insider participation limits without first having obtained the approval of a majority of Shareholders voting at a duly called and held meeting of Shareholders excluding shares voted by Insiders who are Eligible Persons.

Western Goldfields Plan

As at March 21, 2013, a total of 796,667options remain outstanding under the former Western Goldfields stock option plan (“Western Goldfields Plan”), which, as a result of the 2009 Business Combination are now exercisable for common shares of New Gold.  No new options will be granted under the Western Goldfields Plan.  The exercise price of the existing options ranges from C$0.75 to C$3.74. Options issued under this plan had a term not exceeding seven years and the last of the options issued under the Western Goldfields Plan will expire on September 1, 2015.

If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

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CORPORATE GOVERNANCE PRACTICES

The National Policy 58-201 Corporate Governance Guidelines (“Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (“Governance Disclosure Rule”) form the regulatory framework for New Gold’s Corporate Governance practices.  The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices.  The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its shareholders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

New Gold and the Board recognize the importance of corporate governance to the effective management of New Gold and to the protection of its employees and shareholders.  New Gold’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of New Gold are effectively managed so as to enhance shareholder value.  The Board fulfills its mandate directly and through its committees at regularly scheduled meetings and as required.  Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces.  The directors are kept informed of New Gold’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements.  New Gold continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The following is a description of New Gold’s corporate governance practices as reported by the Corporate Governance and Nominating Committee and approved by the Board.

BOARD OF DIRECTORS

Independence of the Board

The Board, in consultation with the Corporate Governance and Nominating Committee, annually reviews the relationship between each director and the Company in order to determine if each director is or remains independent within the meaning of the Governance Guidelines.  In addition, annual peer assessments by each director assess the independence of the other directors.  With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the Nominees for election by shareholders and has determined that six of the eight Nominees are independent for the purposes of membership on the Board.

Nominee	Relationship	Reason for Non-Independent Status
David Emerson	Independent	N/A – no material relationship.
James Estey	Independent	N/A – no material relationship.
Robert Gallagher	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer of the Company.
Vahan Kololian	Independent	N/A – no material relationship.
Martyn Konig	Independent	N/A – no material relationship.
Pierre Lassonde	Independent	N/A – no material relationship.
Randall Oliphant	Non-Independent	Considered to have a material relationship with the Company by virtue of being the Executive Chairman of the Company.
Raymond Threlkeld	Independent	N/A – no material relationship.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. The Chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The Corporate Governance and Nominating Committee, which is a wholly independent committee, is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:

(a)
the Board has implemented a policy to hold in-camera meetings with the independent directors at the end of each Board meeting. The Chair of the Corporate Governance and Nominating Committee presides at such meetings;

(b)	at every Board meeting, members of management, including the President and Chief Executive Officer and Executive Chairman, are not present for the discussion and determination of certain matters;

(c)	under the Company’s Articles any one director may call a Board meeting;

(d)	the compensation of the President and Chief Executive Officer and Executive Chairman is considered in their absence by the Compensation Committee at least annually; and

(e)	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

Chairman

The Board has appointed Randall Oliphant as its Executive Chairman.  As Mr. Oliphant is not independent, he works closely with the standing committees of the Board regarding items relating to compensation, finance and corporate governance.  Each of the Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee is comprised entirely of independent directors.  The Executive Chairman must provide leadership to directors in discharging their duties, which includes:

(a)	promoting cohesiveness among the directors; and

(b)	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The Executive Chairman must assist the Board in discharging its stewardship function, which includes:

(a)	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

(b)	satisfying itself as to the integrity of the executive officers of New Gold and ensuring that such executive officers created a culture of integrity throughout the organization;

(c)	strategic planning;

(d)	identifying and managing risks;

(e)	succession planning;

(f)	together with the Corporate Governance and Nominating Committee Chair, reviewing the committees of the Board, the Chairs of such committees and the charters of such committees; and

(g)
together with the Corporate Governance and Nominating Committee Chair, ensuring that the Board, committees of the Board, individual directors and executive officers of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance.

In connection with meetings of the directors, the Executive Chairman is responsible for the following (in consultation with the Corporate Governance and Nominating Committee Chair, as appropriate):

(a)	scheduling meetings of the directors;

(b)	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

(c)	reviewing items of importance for consideration by the Board;

(d)
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;

(e)	setting the agenda for meetings of the Board;

(f)	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

(g)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

(h)	presiding over meetings of the directors; and

(i)	encouraging free and open discussion at meetings of the Board (it is also policy that in-camera meetings will be held with the independent directors at the end of each Board meeting).

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year for each quarter and as otherwise required.  Typically, each committee of the Board meets at least twice each year, or more frequently as deemed necessary by the applicable committee.  The frequency of the meetings and the nature of the meeting agendas depend on the nature of the business and affairs that New Gold faces from time to time.  During the financial year ended December 31, 2012, the Board met five times, the Audit Committee met four times, the Compensation Committee met three times and the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Corporate Social Responsibility Committee each met twice.  Below are details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2012.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSE&CSR Committee
David Emerson (2)	3 of 3	2 of 2	-	1 of 1	-
James Estey (2)	5 of 5	4 of 4	1 of 1	1 of 1	-
Robert Gallagher (1)	5 of 5	-	-	-	-
Vahan Kololian (2)	5 of 5	2 of 2	2 of 2	1 of 1	2 of 2

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSE&CSR Committee
Martyn Konig (2)	5 of 5	4 of 4	3 of 3	-	1 of 1
Pierre Lassonde	5 of 5	-	3 of 3	2 of 2	-
Randall Oliphant (1)	5 of 5	-	-	-	-
Raymond Threlkeld	5 of 5	-	-	-	2 of 2

(1)	Mr. Gallagher and Mr. Oliphant are not members of any committee of the Board.

(2)	The attendance of the Committee members listed above is based on the number of Committee meetings the respective directors were eligible to attend during 2012.

Various changes were made to the membership of the Board’s standing committees effective May 2, 2012 when Mr. Craig Nelsen ceased to be a director of the Company after he did not stand for re-election at the Company’s Annual General and Special Meeting.  Further, Mr. Emerson was appointed as a member of the Audit Committee and Chair of the Corporate Governance and Nominating Committee following his appointment as a director effective July 1, 2012.

Mr. Emerson was eligible to attend three Board meetings, two Audit Committee meetings and one Corporate Governance and Nominating Committee meeting during 2012.

Mr. Estey ceased to be a member of the Corporate Governance and Nominating Committee and was appointed as a member of the Compensation Committee, for which he was eligible to attend one meeting during 2012.

Mr. Kololian ceased to be a member of the Audit Committee and Compensation Committee and was appointed as a member of the Corporate Governance and Nominating Committee, for which he was eligible to attend one meeting during 2012.

Mr. Konig was appointed as a member of the Health, Safety, Environment and Corporate Social Responsibility Committee, for which he was eligible to attend one meeting during 2012.

Directors’ Attendance Policy

As set out in the Board Mandate (available on New Gold’s website at www.newgold.com and attached to this Circular), Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Independent Directors’ Meetings

The Board has implemented a policy to hold in-camera meetings of the independent directors at the end of each Board meeting. The Chair of the Corporate Governance and Nominating Committee presides at such meetings. In addition, at every Board meeting, members of management, including the Executive Chairman and President and Chief Executive Officer, are not present for the discussion and determination of certain matters.

All of the Committees have the option available to them of holding in-camera sessions without Messrs. Oliphant or Gallagher or other members of management in attendance.  During the financial year ended December 31, 2012, all four of the Audit Committee meetings and one of the Compensation Committee meetings held in-camera sessions without Messrs. Oliphant or Gallagher or other members of management in attendance.  During the financial year ended December 31, 2012 the Compensation Committee (at two of its three meetings in 2012), the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Corporate Social Responsibility Committee each determined that there was no reason to hold such sessions.

Areas of Expertise

The skills and areas of expertise possessed by each member of the Board are identified in the following table  The relevant skills and areas of expertise are: experience regarding the mining industry and/or operations; experience in accounting, finance or capital markets; corporate governance; experience in health, safety and environment (“HSE”) compliance and/or risk management; public company board experience; management experience for public and/or private companies; and experience in dealing with government and legal matters.

Skill	Emerson	Estey	Gallagher	Kololian	Konig	Lassonde	Oliphant	Threlkeld
Mining Industry and Operations			x		x	x	x	x
Accounting & Finance	x	x	x	x	x	x	x
Corporate Governance	x	x		x	x	x	x
HSE & Risk Management			x	x	x	x	x	x
Public Company Board	x	x	x	x	x	x	x	x
Company Management	x	x	x	x	x	x	x	x
Government Relations & Legal	x		x	x	x

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by New Gold’s directors in other public companies.  None of the directors of New Gold serve together as directors on the boards of other public companies, except Messrs. Oliphant and Lassonde who are both on the board of Franco-Nevada Corporation.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
David Emerson	Finning International Inc. (since 2008)	Chair of the Corporate Governance Committee Audit Committee Pension Committee.
	Stantec Inc. (since 2009)	Chair of the Corporate Governance Audit Committee Pension Committee
	Maple Leaf Foods Inc. (since 2012)	Chairman of the Board Corporate Governance Committee Environment, Health and Safety Committee

Director	Other Public Company Directorships	Other Public Company Committee Appointments
James Estey	Gibson Energy Inc. (since August 2011)	n/a
Robert Gallagher	Southern Arc Minerals (since 2010) Dynasty Gold Corp (since 2009)	n/a
Vahan Kololian	Manicouagan Minerals Inc. (since 2001)	Chairman of the Audit Committee Compensation Committee
Martyn Konig	n/a	n/a
Pierre Lassonde	Franco-Nevada Corporation (since 2007) Enghouse Systems Limited (since 2000)	Chairman of the Board Chairman of the Compensation Committee
Randall Oliphant	Franco-Nevada Corporation (since 2007) WesternZagros Resources Ltd. (since 2007) Silver Bear Resources Inc. (since 2004)	Audit Committee Audit Committee and Corporate Governance Committee n/a
Raymond Threlkeld	Rainy River Resources Ltd. (since 2009)	n/a

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on New Gold’s Audit Committee.

Position Descriptions

The Board has developed a written position description for the Executive Chairman as detailed in the Board’s written mandate.  The Chair of each Board committee acts within the parameters set by their respective committee charters.  The Board, has also, in consultation with Mr. Gallagher, developed a written position description for the President and Chief Executive Officer.

Board Mandate

A copy of the Board’s written mandate, which sets out the responsibilities and duties of the directors, is attached as Schedule “A” to this Circular.

Succession Planning for Executive Officers

The Company has a formal process for succession planning for its executive officers.  As part of this process, the Compensation Committee conducts an annual review of the succession plan for the Company’s Executive Officers, including the President and Chief Executive Officer, and prepares a report to the Board on succession planning.

The Compensation Committee most recently reviewed the succession plans for all of the Company’s Executive Officers, on February 27, 2013.  As part of the review process the Committee: considered the risk of the relevant position becoming vacant; identified potential successors; evaluated the readiness of such potential successors to assume the relevant position; and considered the development activities that each potential successor would have to undergo to assume the relevant position.

In the event that the position of Executive Chairman or President and Chief Executive Officer becomes vacant, the entire Board is responsible for working with the Compensation Committee to evaluate and nominate potential successors to the position in accordance with the succession plan.

In addition to its annual review of the succession plan, the Compensation Committee is responsible for developing the annual performance review for the Executive Chairman and President and Chief Executive Officer and providing its recommendations to the Board. The Board assesses the effectiveness by the Executive Chairman and  President and Chief Executive Officer in attaining New Gold’s corporate objectives, budgets and milestones.

Orientation and Continuing Education

The Board, in conjunction with the Chair of the Corporate Governance and Nominating Committee, is responsible for ensuring that new directors are provided with an orientation and education program that includes, among other things, information about the duties and obligations of directors (including copies of the Board mandate, committee charters and Company policies), the business and operations of the Company and documents from recent Board meetings.

In regard to ongoing director education, the Chair of the Corporate Governance and Nominating Committee, in conjunction with the Executive Chairman, is responsible for ensuring that:

(a)	all directors receive updates to Company policy documents and applicable TSX or NYSE MKT listing polices;

(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;

(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

(d)	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

All directors are expected to pursue educational opportunities as appropriate to enable them to perform their duties as directors and are encouraged to visit one of the Company’s operating sites at least once every two years.  In November 2012, all of the directors, other than Raymond Threlkeld, visited the New Afton Mine and the Blackwater Project, each located in British Columbia, Canada.  Mr. Threlkeld visited the New Afton Mine in November 2011.  Directors have full and free access to officers and employees of the Company and may arrange meetings either directly or through the President and Chief Executive Officer.  Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.

Code of Business Conduct and Ethics

The Company has a written code of ethics and expectations for business conduct (“Code”) for the directors, officers and employees of New Gold and its subsidiaries.  The Board most recently reviewed the Code on February 28, 2013.  A copy of the Code is available under New Gold’s profile on SEDAR at www.sedar.com and is posted on New Gold’s website at www.newgold.com.

All directors, officers and employees are expected to comply with the Code and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code generally and, at least annually, the Board discusses the Code and each member certifies as to whether they have been in compliance with the Code and if they are aware of any non-compliance with the Code that they have not raised with the Corporate Secretary or other senior management of the Company during the preceding year.

Under the Code, any officer, director or employee of New Gold who suspects a violation of a law, regulation or the Code itself is obligated to report it to the Chair of the Audit Committee.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Audit Committee and such waiver will be promptly disclosed to shareholders as required by law.  The Board did not grant any waiver of the Code in favour of a director or NEO during 2012 or during the past 12 months and accordingly no material change report has been required.

A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors. Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

Whistleblower Policy

New Gold has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation to the Chair of the Audit Committee in writing, through an external hotline service provider, Global Compliance, by email or online.  Concerns are reviewed as soon as possible by the Audit Committee in the manner deemed to be appropriate based on the merits of the submission and with the assistance and direction of whomever the Audit Committee deems appropriate.

Nomination of Directors

The Board has established a Corporate Governance and Nominating Committee, the three members of which are independent directors.  As noted in more detail below, the mandate of the Corporate Governance and Nominating Committee establishes a process for selection of new Board members, factoring in the skills and competencies the Board has, and the skills and competencies the Board should have.  This process establishes the criteria for Board membership, including recommending composition of the Board.  While the Corporate Governance and Nominating Committee has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered.

To encourage an objective nominating process, when considering potential Board nominees the Corporate Governance and Nominating Committee takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The overall purpose of the Corporate Governance and Nominating Committee is to:

(a)	provide a focus on corporate governance that will enhance corporate performance;

(b)	assist New Gold in its corporate governance responsibilities under applicable law;

(c)	establish criteria for Board and committee membership;

(d)	recommend composition of the Board and its committees; and

(e)	as circumstances arise, assess directors’ performance.

The Corporate Governance and Nominating Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

(a)
the Executive Chairman, the Chair of the Corporate Governance and Nominating Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board;

(b)	the Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members;

(c)	the Corporate Governance and Nominating Committee may engage a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate;

(d)	selected members of management and the Board will interview prospective candidates;

(e)
the Corporate Governance and Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders;

(f)
the Corporate Governance and Nominating Committee may, to the extent it deems appropriate, consult with significant shareholders of the Company or other shareholders as part of the process of nominating new directors; and

(g)	the Corporate Governance and Nominating Committee will consider any candidates submitted by shareholders on the same basis as any other candidate.

Any shareholder with a nomination should submit the candidate’s name, along with a curriculum vitae or other summary of qualifications, experience and skills to the Corporate Secretary of the Company.

Committees of the Board

The Board has the following four standing committees:

(a)	the Audit Committee;

(b)	the Compensation Committee;

(c)	the Corporate Governance and Nominating Committee; and

(d)	the Health, Safety, Environment and Corporate Social Responsibility Committee.

All of the committees are independent of management and report directly to the Board.

Each committee is comprised of independent directors. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.  The current membership of each standing committee of the Board is as follows:

Board Committee	Committee Members	Status
Audit Committee	James Estey (Chair)	Independent
	David Emerson	Independent
	Martyn Konig	Independent
Compensation Committee	Martyn Konig (Chair)	Independent
	James Estey	Independent
	Pierre Lassonde	Independent
Corporate Governance and Nominating Committee	David Emerson (Chair)	Independent
	Vahan Kololian	Independent
	Pierre Lassonde	Independent

Board Committee	Committee Members	Status
Health, Safety, Environment and Corporate Social Responsibility Committee	Raymond Threlkeld (Chair)	Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent

Audit Committee

The Audit Committee is comprised of independent directors, as described above.  The Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of New Gold, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for New Gold’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold’s latest annual information form (“AIF”)  under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”.  The AIF is available under New Gold’s profile on SEDAR at www.sedar.com and as an exhibit to New Gold’s Form 40-F at www.sec.gov.

Compensation Committee

As described under the heading “Role of the Compensation Committee”, the Compensation Committee is comprised of three independent directors, and the purpose of the Compensation Committee is to assist the board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans.

Corporate Governance and Nominating Committee

As described under the heading “Nomination of Directors” above, the Corporate Governance and Nominating Committee is comprised of three independent directors, and its main purpose is to establish criteria for Board and committee membership, to recommend composition of the Board and its committees and, as circumstances arise, to assess directors’ performance.

Health, Safety, Environment and Corporate Social Responsibility Committee

The Health, Safety, Environment and Corporate Social Responsibility Committee  is comprised of three independent directors, and its overall purpose is to review and monitor the health, safety, environmental and sustainable development policies of New Gold on behalf of the Board.  The committee may investigate any activity of New Gold that relates to sustainable development and community development, environment, health and safety.  The committee will have access to such officers and employees of New Gold and to independent consultants and advisors, and to such information respecting New Gold as it considers necessary in order to perform its duties and responsibilities.

Board and Director Assessments

The Corporate Governance and Nominating Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role of the Board, the terms of reference of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In February 2013, the Corporate Governance and Nominating Committee solicited comments on a confidential basis from each director regarding the performance of the Board and each Board committee, as well as individual director performance, using an online evaluation questionnaire. The topics covered by the questionnaire included the conduct of meetings, the composition of the Board and Committees as well as peer review by each director of the conduct of the Board, the Committees and their respective members.  The Corporate Governance and Nominating Committee is responsible for overseeing the evaluation process, discussing the results and preparing a final report with recommendations to the Board.

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, the Corporate Governance and Nominating Committee is responsible for reviewing director performance and the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and identifying any perceived needs on an annual basis. This is primarily achieved through the evaluation questionnaire described above.

CONTACTING THE BOARD OF DIRECTORS

Shareholders and other interested parties may communicate directly with the Board by writing to the Corporate Secretary, New Gold Inc., Suite 1800 Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of New Gold’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the financial year ended December 31, 2012, indebted to New Gold or its subsidiaries in connection with a purchase of securities or otherwise.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of New Gold or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of New Gold who has held such position at any time since January 1, 2012; (b) proposed nominee for election as a director of New Gold; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Circular, since January 1, 2012, no informed person of New Gold, Nominee for election as a director of New Gold, or any associate or affiliate of an informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect New Gold or any of its subsidiaries.

OTHER MATTERS

Management of New Gold knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding New Gold and its business activities is available on SEDAR at www.sedar.com under New Gold’s profile, at the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com.  Following the Meeting, the voting results for each item on the proxy, will be available on SEDAR at www.sedar.com under New Gold’s profile.  New Gold’s financial information is provided in New Gold’s annual financial statements and related Management’s Discussion and Analysis for its most recently completed financial year and may be viewed on SEDAR at the location noted above and on the United States Securities and Exchange Commission’s website at the location noted above and on New Gold’s website. Shareholders may also contact New Gold by phone at 1-888-315-9715 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

DIRECTORS’ APPROVAL

The contents of this management information circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

"Robert Gallager"
Robert Gallagher
President and Chief Executive Officer

Vancouver, British Columbia
March 22, 2013

Schedule A

Board of Directors Mandate

1.	Introduction

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business.  The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Company.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer and Executive Chairman, shall set the standards of conduct for the Company.

2.	Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board.  Subject to the Articles of the Company and the British Columbia Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.  The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the directors promptly following each meeting.  The Corporate Secretary of the Company shall present draft minutes from the previous meeting containing the comments and corrections received from the directors at the next succeeding Board meeting for approval and execution.

3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

3.1	Legal Requirements

a.	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

b.	The Board has the statutory responsibility to:

i.	manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Company by the senior officers of the Company;

ii.	act honestly and in good faith with a view to the best interests of the Company;

iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

iv.
act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

3.2	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of directors who are “independent” as defined by National Instrument 58-101.

3.3	Strategy Determination

The Board has the responsibility to ensure, at least annually, that there are long-term goals and a strategic planning process in place for the Company and to participate with management directly or through its committees in developing and approving the mission of the business of the Company and the annual strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company’s business.

3.4	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

3.5	Division of Responsibilities

The Board has the power to:

a.	appoint and delegate responsibilities to committees where appropriate to do so; and

b.	develop position descriptions for:

i.	the Board;

ii.	the Chair and/or Lead-Director of the Board;

iii.	the Chief Executive Officer; and

iv.	the Chief Financial Officer.

The Board shall be responsible to ensure that the Company’s officers and the directors of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s Corporate Governance Policies and that they are provided with copies of the Company’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board establishes four standing committees of the Board:  the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Environment & Corporate Social Responsibility Committee.  The Board may establish other standing committees from time to time which will function in accordance with its mandate.

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Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions.  Each mandate shall be reviewed by the Board at least annually.  The Board is responsible for appointing the committee members.

3.6	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

a.
to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

b.	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

c.	to approve the appointment of all corporate officers, acting on the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

d.	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management;

e.
to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Company’s business and the contribution that individual directors are required to make;

f.	to create a culture of integrity throughout the Company;

g.	to ensure that management is aware of the Board’s expectations of management;

h.	to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials; and

i.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board of significant matters discussed.

3.7	Policies, Procedures and Compliance

The Board has the responsibility:

a.	to ensure that the Company operates at all times within applicable laws, regulations and ethical standards; and

b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.

3.8	Reporting and Communication

The Board has the responsibility:

a.	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

b.	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

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c.	to ensure the timely reporting of developments that have a significant and material impact on the value of the Company;

d.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

e.	to develop appropriate measures for receiving shareholder feedback; and

f.	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

3.9	Monitoring and Acting

The Board has the responsibility:

a.	to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b.	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

c.	to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of its responsibilities; and

d.	to make regular assessments of the Board’s, its committees and each individual director’s effectiveness and contribution.

3.10	Membership and Composition

The Board has the responsibility to determine:

a.	its appropriate size and composition;

b.
the relevant criteria for proposed additions to the Board, having regard to areas of required expertise and the need for independent directors, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and the rules of the applicable exchanges;

c.	the maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;

d.	any appropriate age for retirement of directors;

e.	the recommended compensation of directors after consideration by the Compensation Committee; and

f.
the number of meetings of the Board to be held each year and the time and place of such meetings; provided that the Board shall meet at least on a quarterly basis, and the independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities including at least annually in executive session without the presence of non-independent directors or management.

Members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance board materials and be prepared to discuss such materials.

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3.11	Self-Assessment

Members of the Board will be required annually to assess their own effectiveness as directors and the effectiveness of the Board in conjunction with the Company’s Directors and Officers insurance requirements.

3.12	Third Party Advisors

The Board, and any individual director with the approval of the Board, may retain at the expense of the Company independent counsel and advisors in appropriate circumstances.

4.           Chair of the Board

The Chair of the Board with the assistance of the Chair of the Corporate Governance and Nominating Committee (or a Lead-Director if one is appointed from time to time) will provide leadership to directors in discharging their duties as set out in this Charter, including by:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	promoting cohesiveness among the directors; and

c.	being satisfied, that the responsibilities of the Board and its committees are well understood by the directors.

The Chair will (with the assistance of any Lead-Director if one is appointed from time to time) assist the Board in discharging its stewardship function, which includes:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	satisfying itself as to the integrity of the senior officers of the Corporation and ensuring that such senior officers created a culture of integrity throughout the organization;

c.	strategic planning;

d.	identifying and managing risks;

e.	succession planning;

f.	together with the Corporate Governance and Nominating Committee Chair, reviewing the Committees of the Board, the Chairs of such Committees and the charters of such Committees; and

g.
together with the Corporate Governance and Nominating Committee Chair, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance.

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In connection with meetings of the directors, the Chair shall be responsible for the following (in consultation with the Corporate Governance and Nominating Committee Chair (alternatively with the assistance of any Lead-Director if one is appointed from time to time), as appropriate):

a.	scheduling meetings of the directors;

b.	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

c.	reviewing items of importance for consideration by the Board;

d.
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

e.	setting the agenda for meetings of the Board;

f.	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

g.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

h.	presiding over meetings of the directors; and

i.	encouraging free and open discussion at meetings of the Board.

The Corporate Governance and Nominating Committee will annually review and reassess the adequacy of this Mandate and submit any recommended changes to the Board for approval.

Last reviewed and approved by the Board on February 28, 2013.

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